2011 ANNUAL REPORT

Received SEC
APR 2 0 2012
Washington, DC 20549

CONGAREE BANCSHARES, INC.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Years Ended December 31, 2011 and 2010

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Table of Contents

CONGAREE
BANCSHARES, INC.

P.O. Box 3018 · West Columbia, SC 29171 · T: 803.794.BANK (2265) · F: 803.926.3222

To our Shareholders,

As we celebrated our five-year anniversary, we also posted our first full-year profit in 2011. Over the past five years the Bank has weathered significant challenges, both internal and external. However, through the perseverance of our board and key employees we have overcome many of these challenges. We continue our commitment to build a strong community bank that is dedicated to providing personalized, caring client services and increasing shareholder value.

It is expected that economic growth will continue at a slow pace in 2012; however, recognize that we are very fortunate to operate in one of the best markets in South Carolina. With your continued support, Congaree State Bank is positioned to fulfill our mission of providing financial services and products to the communities of the Midlands and achieving managed profitable growth.

Net operating income improved to $741,007 in 2011 compared to ($298,557) in 2010. Net income available to common shareholders reached $532,868, or $0.30 per share, in 2011 compared to ($506,698), or ($0.29) per share in 2010. These results were achieved through multiple actions, the most significant of which were the improvement in our net interest margin from 3.29% year-end 2010 to 3.74% year-end 2011 and the reduction in our noninterest expense of $348,597.

Management continues to work through credit quality issues as evidenced by a 21% reduction in substandard loans and the strengthening of our capital position. Total risk-based capital improved to 15.44% in 2011, compared to 14.09% in 2010. Net shareholder equity also improved from $4.44 per share in 2010 to $5.05 per share in 2011.

Your Bank will continue its efforts to build on the accomplishments achieved in 2011 and hope that as shareholders you will continue your support by allowing us to meet your financial needs, as well as making business referrals to your Bank. We encourage each of you to review the financial data provided and ask that you submit your proxy. Congaree Bancshares, Inc. has over 1,800 shareholders and must acquire over 50% participation to conduct the business of your company. We are committed to the success of the company, and with your support, will continue to build shareholder value.

Charles A. Kirby
President and Chief Executive Officer

elliott davis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Congaree Bancshares, Inc. and Subsidiary
Cayce, South Carolina

We have audited the accompanying consolidated balance sheets of Congaree Bancshares, Inc. and Subsidiary (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Congaree Bancshares, Inc. and Subsidiary, as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Elliott Davis LLC

Columbia, South Carolina
March 27, 2012

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 2,486,703	$ 2,771,515
Federal funds sold	86,000	2,280,000
Total cash and cash equivalents	2,572,703	5,051,515
Securities available-for-sale	26,952,357	20,776,657
Securities held-to-maturity (fair value of $1,133,220 at December 31, 2010)	-	1,143,249
Nonmarketable equity securities	615,900	474,300
Loans receivable	88,344,578	90,335,609
Less allowance for loan losses	1,395,588	1,552,061
Loans receivable, net	86,948,990	88,783,548
Premises, furniture and equipment, net	663,958	753,709
Accrued interest receivable	561,545	503,753
Other real estate owned	3,181,559	3,293,167
Other assets	496,534	396,817
Total assets	$ 121,993,546	$ 121,176,715
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 10,736,458	$ 9,291,900
Interest-bearing transaction accounts	5,458,963	4,053,594
Savings and money market	51,297,549	46,281,198
Time deposits $100,000 and over	15,603,081	21,396,976
Other time deposits	19,430,398	25,562,324
Total deposits	102,526,449	106,585,992
Federal Home Loan Bank advances	7,000,000	3,000,000
Accrued interest payable	28,130	44,059
Other liabilities	157,502	370,016
Total liabilities	109,712,081	110,000,067
Commitments and contingencies (Notes 13, 14 and 19)		
Shareholders' equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized:		
Series A cumulative perpetual preferred stock; 3,285 shares issued and outstanding	3,199,913	3,167,722
Series B cumulative perpetual preferred stock; 164 shares issued and outstanding	172,476	175,538
Common stock, $.01 par value, 10,000,000 shares authorized; 1,764,439 shares issued and outstanding	17,644	17,644
Capital surplus	17,688,324	17,688,324
Accumulated deficit	(8,933,358)	(9,466,226)
Accumulated other comprehensive income (loss)	136,466	(406,354)
Total shareholders' equity	12,281,465	11,176,648
Total liabilities and shareholders' equity	$ 121,993,546	$ 121,176,715

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

	For the years ended December 31,	
	2011	**2010**
Interest income:		
Loans, including fees	$ 4,862,510	$ 5,510,062
Investment securities, taxable	754,489	653,903
Investment securities, non-taxable	-	60,849
Federal funds sold and other	15,859	16,495
Total	5,632,858	6,241,309
Interest expense:		
Time deposits $100,000 and over	283,146	686,430
Other deposits	809,997	1,264,530
Other borrowings	93,016	88,145
Total	1,186,159	2,039,105
Net interest income	4,446,699	4,202,204
Provision for loan losses	744,000	853,109
Net interest income after provision for loan losses	3,702,699	3,349,095
Noninterest income:		
Service charges on deposit accounts	304,355	304,723
Residential mortgage origination fees	26,332	76,011
Gain on sales of securities available-for-sale	259,155	439,130
Loss on sale of premises, furniture, and equipment	-	(174,047)
Other	17,079	16,249
Total noninterest income	606,921	662,066
Noninterest expenses:		
Salaries and employee benefits	1,600,268	1,820,278
Net occupancy	528,939	441,349
Furniture and equipment	384,380	397,600
Professional fees	293,785	387,717
Regulatory fees and FDIC assessment	235,327	442,999
Net cost of operation of other real estate owned	234,493	156,966
Other operating	683,929	662,809
Total noninterest expense	3,961,121	4,309,718
Income (loss) before income taxes	348,499	(298,557)
Income tax benefit	392,508	-
Net income (loss)	**741,007**	**(298,557)**
Net accretion of preferred stock to redemption value	$ 29,129	$ 29,131
Preferred dividends	179,010	179,010
Net income (loss) available to common shareholders	**$ 532,868**	**$ (506,698)**
Income (loss) per common share		
Basic income (loss) per share	**$ 0.30**	**$ (0.29)**
Average common shares outstanding	**1,764,439**	**1,764,439**

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)
For the years ended December 31, 2011 and 2010

	Preferred Stock		Common Stock				Accumulated Other	
	Shares	Amount	Shares	Amount	Capital Surplus	Accumulated Deficit	Comprehensive Income (Loss)	Total
Balance, December 31, 2009	3,449	$ 3,314,129	1,764,439	$ 17,644	$ 17,658,940	$ (8,959,528)	$ 165,138	$ 12,196,323
Accretion of Series A discount on preferred stock		32,191				(32,191)		-
Amortization of Series B premium on preferred stock		(3,060)				3,060		-
Dividends accrued on preferred stock						(179,010)		(179,010)
Net loss						(298,557)		(298,557)
Other comprehensive loss, net of taxes of $292,705							(571,492)	(571,492)
Comprehensive loss								(870,049)
Stock and warrant compensation expense					29,384			29,384
Balance, December 31, 2010	3,449	3,343,260	1,764,439	17,644	17,688,324	(9,466,226)	(406,354)	11,176,648
Accretion of Series A discount on preferred stock		32,191				(32,191)		-
Amortization of Series B premium on preferred stock		(3,062)				3,062		-
Dividends paid on preferred stock						(179,010)		(179,010)
Net income						741,007		741,007
Other comprehensive income, net of taxes of $277,934							542,820	542,820
Comprehensive income								1,283,827
Balance, December 31, 2011	3,449	$ 3,372,389	1,764,439	$ 17,644	$ 17,688,324	$ (8,933,358)	$ 136,466	$ 12,281,465

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the years ended December 31, 2011	2010
Cash flows from operating activities:		
Net income (loss)	$ 741,007	$ (298,557)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Provision for loan losses	744,000	853,109
Deferred income tax benefit	(392,508)	-
Depreciation and amortization expense	194,024	220,995
Discount accretion and premium amortization	169,628	78,537
Stock and warrant compensation expense	-	29,384
Increase in accrued interest receivable	(57,792)	(24,641)
Decrease in accrued interest payable	(15,929)	(26,377)
Gain on sale of securities available-for-sale	(259,155)	(439,130)
Loss from sale of premises, furniture and equipment	-	174,047
Write downs on other real estate owned	184,399	65,891
Loss on sale of other real estate owned	19,640	69,439
Decrease in other assets	14,857	5,282
Increase (decrease) in other liabilities	(33,504)	18,004
Net cash provided by operating activities	1,308,667	725,983
Cash flows from investing activities:		
Purchase of nonmarketable equity securities	(170,700)	-
Purchases of securities available-for-sale	(36,424,529)	(24,155,029)
Purchase of securities held-to-maturity	-	(699,230)
Proceeds from maturities, calls, and paydowns of securities available-for-sale	7,894,410	9,027,457
Proceeds from sales of securities held-to-maturity	1,205,623	-
Proceeds from sales of securities available-for-sale	23,202,326	11,368,953
Proceeds from sales of nonmarketable equity securities	29,100	-
Net decrease in loans receivable	464,847	11,748,100
Purchase of premises, furniture and equipment	(104,273)	(46,355)
Proceeds from sales of other real estate owned	533,280	332,572
Proceeds from sales of premises, furniture and equipment	-	2,308,291
Net cash provided (used) by investing activities	(3,369,916)	9,884,759
Cash flows from financing activities:		
Increase (decrease) in noninterest-bearing deposits	1,444,558	(2,427,146)
Decrease in interest-bearing deposits	(5,504,101)	(15,583,572)
Increase in borrowings from FHLB	4,000,000	-
Dividends paid on preferred stock	(358,020)	-
Net cash used by financing activities	(417,563)	(18,010,718)
Net decrease in cash and cash equivalents	(2,478,812)	(7,399,976)
Cash and cash equivalents, beginning of year	5,051,515	12,451,491
Cash and cash equivalents, end of year	**$ 2,572,703**	**$ 5,051,515**

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Congaree Bancshares, Inc. and Subsidiary (the Company) was incorporated to serve as a bank holding company for its subsidiary, Congaree State Bank (the Bank). Congaree State Bank commenced business on October 16, 2006. The principal business activity of the Bank is to provide banking services to domestic markets, principally in West Columbia and Cayce, South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Lexington County region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.) and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Investment Securities - Securities are classified in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Bank has the ability and intent to hold the securities until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2011 and 2010, the Bank had no trading securities.

Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Management evaluates investment securities for other-than-temporary impairment on a quarterly basis. A decline in the market value of any investment below cost that is deemed other-than-temporary is charged to earnings for the decline in value deemed to be credit related and a new cost basis in the security is established. The decline in value attributed to non-credit related factors is recognized in other comprehensive income. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Home Loan Bank and Pacific Coast Bankers Bank. These stocks have no quoted market value and no ready market exists. The Company's investment in Federal Home Loan Bank stock at December 31, 2011 and 2010 was $513,900 and $372,300, respectively. The Company's investment in Pacific Coast Bankers Bank stock at December 31, 2011 and 2010 was $102,000.

Loans Receivable - Loans are stated at their recorded investment. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.

Allowance for Loan Losses – An allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance represents an amount, which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the probability of collection of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans.

Management uses an outsourced independent loan review specialist on an annual basis to corroborate and challenge the internal loan grading system and methods used to determine the adequacy of the allowance for loan losses.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Allowance for Loan Losses *(continued)* - Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such regulators may require additions to the allowance based on their judgments of information available to them at the time of their examination.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings and improvements of 40 years, furniture and equipment of 5 to 10 years and software of 5 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Other Real Estate Owned - Other real estate owned represents properties acquired through or in lieu of loan foreclosure and is initially recorded at fair market value less estimated disposal costs. Costs of improvements are capitalized, whereas costs relating to holding other real estate and valuation adjustments are expensed. Revenue and expenses from operations and changes in valuation allowance are included in other real estate owned expense.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the net operating loss carry forward. The Bank believes its loss positions in prior years may adversely impact its ability to recognize the full benefit of its deferred tax asset. Therefore, the Bank currently has placed a valuation allowance for a portion of its deferred tax asset. The Bank believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Bank's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income (Loss) Per Share - Basic income (loss) per share for 2011 and 2010 represents income (loss) available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive income (loss) per share is adjusted to reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. The only potential common share equivalents are those related to stock options and warrants. Stock options and warrants which are anti-dilutive are excluded from the calculation of diluted net income per share. Since the Company was in a net loss position for the year ended December 31, 2010, potential dilutive common shares were not included, because to do so would be anti-dilutive. The Company deemed the options and warrants not dilutive for the year ended December 31, 2011 due to the exercise price of all options and warrants exceeding the average market price of the Company's stock during the period.

Stock-Based Compensation - The Company accounts for its stock compensation plans using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

Comprehensive Income - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income (loss), are components of comprehensive income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Comprehensive Income *(continued)* - The components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Unrealized gains (losses) on securities available-for-sale	$ 1,079,909	$ (425,067)
Reclassification adjustment for gains realized in net income (loss)	(259,155)	(439,130)
Net unrealized gains (losses) on securities	820,754	(864,197)
Tax effect	277,934	292,705
Net-of-tax amount	$ 542,820	$ (571,492)

Statement of Cash Flows - For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Interest paid on deposits and other borrowings totaled $1,202,088 and $2,065,482 for the years ended December 31, 2011 and 2010, respectively. Changes in the valuation account for securities available-for-sale, including deferred tax effects, are considered non-cash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the financial statements. In addition, transfers of loans to other real estate owned and changes in dividends payable are also considered non-cash transactions. The Bank transferred loans in the amount of $625,711 and $3,260,032 to other real estate owned during the years ended December 31, 2011 and 2010, respectively. The change in dividends payable was ($179,010) and $179,010 during the years ended December 31, 2011 and 2010, respectively. The bank did not pay the dividends owed on the Preferred stock during 2010, resulting in an increase in dividends payable at the end of 2010 of $179,010. During 2011 the bank paid the dividends on the Preferred stock that were owed for 2010 and resumed making quarterly payments which resulted in the decrease in dividends payable of $179,010 at the end of 2011. The Bank did not transfer any investment securities between categories during the year ended December 31, 2011.

There were income tax payments during the year ended December 31, 2011 in the amount of $18,000. There were no income tax payments in 2010.

Off-Balance Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Fair Values of Financial Instruments - Fair values of financial instruments are estimated using relevant market value information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company. The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In July 2010, the Receivables topic of the Accounting Standards Codification ("ASC") was amended by Accounting Standards Update ("ASU") 2010-20 to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments require the allowance disclosures to be provided on a disaggregated basis. The Company is required to include these disclosures in its interim and annual financial statements. See Note 4.

Disclosures about Troubled Debt Restructurings ("TDRs") required by ASU 2010-20 were deferred by the Financial Accounting Standards Board ("FASB") in ASU 2011-01 issued in January 2011. In April 2011, the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a TDR. The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. Disclosures related to TDRs under ASU 2010-20 have been presented in Note 4.

In April 2011, the criteria used to determine effective control of transferred assets in the Transfers and Servicing topic of the ASC was amended by ASU 2011-03. The requirement for the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion were removed from the assessment of effective control. The other criteria to assess effective control were not changed. The amendments are effective for the Company beginning January 1, 2012 but are not expected to have a material effect on the financial statements.

ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments are effective for the Company beginning January 1, 2012 but are not expected to have a material effect on the financial statements.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in shareholders' equity. The amendment requires consecutive presentation of the statement of net income and other comprehensive income and requires an entity to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements. The amendments are applicable to the Company beginning January 1, 2012 and will be applied retrospectively.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Reclassifications - Certain captions and amounts in the 2010 consolidated financial statements were reclassified to conform with the 2011 presentation. The reclassifications did not have an impact on the previously reported loss or shareholders' equity.

NOTE 2 - CASH AND DUE FROM BANKS

The Company is required to maintain cash balances with its correspondent banks to cover all cash letter transactions. At December 31, 2011 and 2010, the requirement was met by the cash balance in the vault.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available-for-sale were:

	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2011				
Government sponsored enterprises	$ 17,610,997	$ 65,833	$ 36,491	$ 17,640,339
Mortgage-backed securities	1,550,263	47,501	-	1,597,764
State, county and municipal	7,584,332	204,484	74,562	7,714,254
	$ 26,745,592	$ 317,818	$ 111,053	$ 26,952,357
December 31, 2010				
Government sponsored enterprises	$ 16,240,270	$ 14,333	$ 410,739	$ 15,843,864
Mortgage-backed securities	2,151,089	8,107	40,942	2,118,254
State, county and municipal	2,999,285	75	184,821	2,814,539
	$ 21,390,644	$ 22,515	$ 636,502	$ 20,776,657

The amortized cost and estimated fair values of securities held-to-maturity were:

There were no securities classified as held-to-maturity at December 31, 2011.

	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2010				
State, county and municipal	$ 1,143,249	$ -	$ 10,029	$ 1,133,220

Proceeds from sales of available-for-sale securities during 2011 and 2010 were $23,202,326 and $11,368,953, respectively. Gross gains of $245,242 and $439,130 were recognized on those sales in 2011 and 2010, respectively. Gross losses of $51,546 and $0 were recognized on those sales in 2011 and 2010, respectively. Proceeds from sales of held to maturity securities during 2011 were $1,205,623. Gross gains of $65,459 were recognized on those sales in 2011. There were no sales of held to maturity securities during 2010.

The amortized costs and fair values of investment securities at December 31, 2011, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Callable securities and mortgage-backed securities are included in the year of their contractual maturity date.

	Securities Available-for-Sale Amortized Cost	Securities Available-for-Sale Estimated Fair Value
Due within one year	$ -	$ -
Due after one through five years	175,967	185,699
Due after five through ten years	6,422,117	6,508,340
Due after ten years	20,147,508	20,258,318
Total securities	$ 26,745,592	$ 26,952,357

NOTE 3 - INVESTMENT SECURITIES - *continued*

The following table shows gross unrealized losses and fair value of securities available-for-sale, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$ 6,123,430	$ 36,491	$ -	$ -	$ 6,123,430	$ 36,491
State, county and municipal	2,696,848	74,562	-	-	2,696,848	74,562
	$ 8,820,278	$ 111,053	$ -	$ -	$ 8,820,278	$ 111,053

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$ 13,454,861	$ 410,739	$ -	$ -	$ 13,454,861	$ 410,739
Mortgage-backed securities	1,165,950	40,942	-	-	1,165,950	40,942
State, county and municipal	1,936,006	184,821	-	-	1,936,006	184,821
	$ 16,556,817	$ 636,502	$ -	$ -	$ 16,556,817	$ 636,502

Securities classified as available-for-sale are recorded at fair market value. There were no securities in a continuous unrealized loss position for more than twelve months at December 31, 2011 or 2010.

There were no held to maturity securities at December 31, 2011.

The following table shows gross unrealized losses and fair value of securities held-to-maturity, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State, county and municipal	$ 1,133,220	$ 10,029	$ -	$ -	$ 1,113,220	$ 10,029

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

NOTE 3 - INVESTMENT SECURITIES - *continued*

In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

Investment securities with market values of approximately $4,506,798 and $3,212,762 at December 31, 2011 and 2010, respectively, were pledged to secure public deposits, as required by law.

NOTE 4 - LOANS RECEIVABLE

Major classifications of loans receivable at December 31 are summarized as follows:

	2011		2010	
	Amount	Percentage of Total	Amount	Percentage of Total
Real Estate:				
Commercial real estate	$ 33,004,243	37.36%	$ 27,636,367	30.59%
Construction, land development and other land	8,753,485	9.91%	12,076,018	13.37%
Residential mortgages	13,265,488	15.01%	14,431,994	15.98%
Residential home equity lines of credit (HELOCs)	23,452,499	26.55%	25,557,005	28.29%
Total real estate	78,475,715	88.83%	79,701,384	88.23%
Commercial	8,660,727	9.80%	9,186,214	10.17%
Consumer	1,208,136	1.37%	1,448,011	1.60%
Gross loans	$ 88,344,578	100%	$ 90,335,609	100%

The credit quality indicators utilized by the Company to internally analyze the loan portfolio are the internal risk ratings. Loans classified as pass credits have no material weaknesses and are performing as agreed. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Loans classified as substandard or worse are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

The following is an analysis of our loan portfolio by credit quality indicators at December 31, 2011:

	Commercial	Commercial Real Estate	Construction, Land, Development, and Other Land	Residential	Residential HELOCs	Consumer	Total
Grade:							
Pass	$ 7,128,910	$ 30,420,039	$ 6,976,391	$ 10,835,930	$ 21,784,060	$ 1,110,399	$ 78,255,729
Special mention	1,073,539	739,155	320,761	444,576	1,166,773	-	3,744,804
Substandard or worse	458,278	1,845,049	1,456,333	1,984,982	501,666	97,737	6,344,045
Total	$ 8,660,727	$ 33,004,243	$ 8,753,485	$ 13,265,488	$ 23,452,499	$ 1,208,136	$ 88,344,578

NOTE 4 - LOANS RECEIVABLE - *continued*

The following is an analysis of our loan portfolio by credit quality indicators at December 31, 2010:

	Commercial	Commercial Real Estate	Construction, Land, Development, and Other Land	Residential	Residential HELOCs	Consumer	Total
Grade:							
Pass	$ 7,325,488	$ 22,834,938	$ 7,860,667	$ 11,426,729	$ 24,722,206	$ 1,405,157	$ 75,575,185
Special mention	1,011,261	2,756,133	1,125,410	1,330,191	484,080	10,849	6,717,924
Substandard or worse	849,465	2,045,296	3,089,941	1,675,074	350,719	32,005	8,042,500
Total	$ 9,186,214	$ 27,636,367	$ 12,076,018	$ 14,431,994	$ 25,557,005	$ 1,448,011	$ 90,335,609

The following is an aging analysis of our loan portfolio at December 31, 2011:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment> 90 Days and Accruing
Commercial	$ 89,946	$ 279,604	$ -	$ 369,550	$ 8,291,177	$ 8,660,727	$ -
Commercial real estate	161,654	-	52,118	213,772	32,790,471	33,004,243	-
Construction, land development and other land	-	-	812,429	812,429	7,941,056	8,753,485	-
Consumer	-	-	-	-	1,208,136	1,208,136	-
Residential	486,748	-	273,661	760,409	12,505,079	13,265,488	-
Residential HELOC	99,155	-	-	99,155	23,353,344	23,452,499	-
Total	$ 837,503	$ 279,604	$ 1,138,208	$ 2,255,315	$ 86,089,263	$ 88,344,578	$ -

The following is an aging analysis of our loan portfolio at December 31, 2010:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment> 90 Days and Accruing
Commercial	$ 18,430	$ 93,797	$ 48,836	$ 161,063	$ 9,025,151	$ 9,186,214	$ -
Commercial real estate	98,315	-	70,769	169,084	27,467,283	27,636,367	-
Construction, land development and other land	137,955	-	269,730	407,685	11,668,333	12,076,018	-
Consumer	123,835	2,567	-	126,402	1,321,609	1,448,011	-
Residential	296,199	-	-	296,199	14,135,795	14,431,994	-
Residential HELOC	74,462	201,090	18,691	294,243	25,262,762	25,557,005	-
Total	$ 749,196	$ 297,454	$ 408,026	$ 1,454,676	$ 88,880,933	$ 90,335,609	$ -

The following is an analysis of loans receivable on nonaccrual status as of December 31:

	2011	2010
Commercial	$ 216,168	$ 210,532
Commercial real estate	52,118	70,769
Construction, land development and other land	812,429	781,629
Consumer	67,200	-
Residential	402,860	335,668
Residential HELOCs	-	18,691
Total	$ 1,550,775	$ 1,417,289

NOTE 4 - LOANS RECEIVABLE - *continued*

Transactions in the allowance for loan losses during 2011 and 2010 are summarized below:

	2011	2010
Balance, beginning of year	$ 1,552,061	$ 1,498,937
Provision charged to operations	744,000	853,109
Loans charged-off	(902,143)	(809,338)
Recoveries of loans previously charged-off	1,670	9,353
Balance, end of year	$ 1,395,588	$ 1,552,061

The following table summarizes the allowance for loan losses and recorded investment in gross loans, by portfolio segment, at and for the period ended December 31, 2011:

	Commercial	Commercial Real Estate	Construction, Land Development and Other Land	Consumer	Residential	Residential HELOCs	Unallocated	Total
Allowance for loan losses:								
Beginning balance	$ 405,061	$ 332,346	$ 114,958	$ 39,393	$ 185,696	$ 439,515	$ 35,092	$ 1,552,061
Charge-offs	(210,957)	(206,425)	(70,800)	(53,902)	(33,160)	(326,899)	-	(902,143)
Recoveries	1,670	-	-	-	-	-	-	1,670
Provisions	61,057	182,943	140,752	69,238	31,402	222,609	35,999	744,000
Ending balance	$ 256,831	$ 308,864	$ 184,910	$ 54,729	$ 183,938	$ 335,225	$ 71,091	$ 1,395,588
Ending balances:								
Individually evaluated for impairment	$ 54,168	$ 818	$ 29,905	$ 15,607	$ 74,511	$ -	$ -	$ 175,009
Collectively evaluated for impairment	$ 202,663	$ 308,046	$ 155,005	$ 39,122	$ 109,427	$ 335,225	$ 71,091	$ 1,220,579
Loans receivable:								
Ending balance - total	$ 8,660,727	$ 33,004,243	$ 8,753,485	$ 1,208,136	$ 13,265,488	$ 23,452,499	$ -	$ 88,344,578
Ending balances:								
Individually evaluated for impairment	$ 216,168	$ 394,631	$ 1,326,751	$ 67,200	$ 687,645	$ -	$ -	$ 2,692,395
Collectively evaluated for impairment	$ 8,444,559	$ 32,609,612	$ 7,426,734	$ 1,140,936	$ 12,577,843	$ 23,452,499	$ -	$ 85,542,183

NOTE 4 - LOANS RECEIVABLE - *continued*

The following table summarizes the allowance for loan losses and recorded investment in gross loans, by portfolio segment, at and for the period ended December 31, 2010:

	Commercial	Commercial Real Estate	Construction, Land Development and Other Land	Consumer	Residential	Residential HELOCs	Unallocated	Total
Allowance for loan losses:								
Beginning balance	$ 391,197	$ 320,971	$ 111,023	$ 38,044	$ 179,340	$ 458,362	$ -	$ 1,498,937
Charge-offs	(153,827)	(389,319)	(111,155)	(34,512)	(83,414)	(37,111)	-	(809,338)
Recoveries	6,000	-	-	1,100	2,253	-	-	9,353
Provisions	161,691	400,694	115,090	34,761	87,517	18,264	35,092	853,109
Ending balance	$ 405,061	$ 332,346	$ 114,958	$ 39,393	$ 185,696	$ 439,515	$ 35,092	$ 1,552,061
Ending balances:								
Individually evaluated for impairment	$ 162,956	$ 4,769	$ 9,897	$ 16,423	$ 12,199	$ 18,691	$ -	$ 224,935
Collectively evaluated for impairment	$ 242,105	$ 327,577	$ 105,061	$ 22,970	$ 173,497	$ 420,824	$ 35,092	$ 1,327,126
Loans receivable:								
Ending balance - total	$ 9,186,214	$ 27,636,367	$ 12,076,018	$ 1,448,011	$ 14,431,994	$ 25,557,005	$ -	$ 90,335,609
Ending balances:								
Individually evaluated for impairment	$ 248,858	$ 70,769	$ 1,569,940	$ 16,423	$ 326,580	$ 18,691	$ -	$ 2,251,261
Collectively evaluated for impairment	$ 8,937,356	$ 27,565,598	$ 10,506,078	$ 1,431,588	$ 14,105,414	$ 25,538,314	$ -	$ 88,084,348

The Company considers a loan to be impaired when it is probable that it will be unable to collect all amounts of principal and interest due according to the original terms of the loan agreement. The Company measures impairment of a loan on a loan-by-loan basis. Impaired loans and related amounts included in the allowance for loan losses at December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
Impaired loans without a valuation allowance	$ 1,332,671	$ 1,090,441
Impaired loans with a valuation allowance	1,359,724	1,160,820
Total impaired loans	$ 2,692,395	$ 2,251,261
Valuation allowance related to impaired loans	$ 175,009	224,935
Average of impaired loans during the year	3,156,090	2,395,150
Total nonaccrual loans	1,550,775	1,417,289
Total loans past due 90 days and still accruing interest	-	-

At December 31, 2011, the Company had 18 impaired loans totaling $2,692,395 or 3.05% of gross loans. At December 31, 2010, the Company had 16 impaired loans totaling $2,251,261 or 2.49% of gross loans. There were no loans that were contractually past due 90 days or more and still accruing interest at December 31, 2011 or 2010. There were 12 loans restructured or otherwise impaired totaling $1,999,781 not already included in nonaccrual status at December 31, 2011. There were four loans restructured or otherwise impaired totaling $843,060 not already included in nonaccrual status at December 31, 2010. During the year ended December 31, 2011 and 2010, we received approximately $37,452 and $13,513 in interest income in relation to loans on non-accrual status, respectively, and forgone interest income related to loans on non-accrual status was approximately $75,069 and $38,323, respectively.

NOTE 4 - LOANS RECEIVABLE - *continued*

The Company's analysis under generally accepted accounting principles indicates that the level of the allowance for loan losses is appropriate to cover estimated credit losses on individually evaluated loans as well as estimated credit losses inherent in the remainder of the portfolio. We recognized $126,216 and $88,250 in interest income on loans that were impaired during the years ended December 31, 2011 and 2010.

The following is an analysis of our impaired loan portfolio detailing the related allowance recorded at December 31, 2011:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance needed:					
Commercial	$ -	$ -	$ -	$ -	$ -
Commercial real estate	358,713	515,996	-	512,821	36,274
Construction, land development, and other land	594,147	627,820	-	626,668	15,638
Consumer	-	-	-	-	-
Residential	379,811	412,804	-	406,734	7,078
Residential HELOC	-	-	-	-	-
With an allowance recorded					
Commercial	$ 216,168	$ 216,168	$ 54,168	$ 223,638	$ 20,863
Commercial real estate	35,918	224,926	818	202,965	-
Construction, land development, and other land	732,605	761,577	29,905	847,916	31,565
Consumer	67,200	196,512	15,607	120,547	2,147
Residential	307,833	307,141	74,511	214,801	12,651
Residential HELOC	-	-	-	-	-
Total					
Commercial	$ 216,168	$ 216,168	$ 54,168	$ 223,638	$ 20,863
Commercial real estate	394,631	740,922	818	715,786	36,274
Construction, land development, and other land	1,326,752	1,389,397	29,905	1,474,584	47,203
Consumer	67,200	196,512	15,607	120,547	2,147
Residential	687,644	719,945	74,511	621,535	19,729
Residential HELOC	-	-	-	-	-
Total	$ 2,692,395	$ 3,262,944	$ 175,009	$ 3,156,090	$ 126,216

NOTE 4 - LOANS RECEIVABLE - *continued*

The following is an analysis of our impaired loan portfolio detailing the related allowance recorded at December 31, 2010:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance needed:					
Commercial	$ 9,241	$ 9,241	$ -	$ 16,998	$ 560
Commercial real estate	-	-	-	-	-
Construction, land development, and other land	1,050,819	1,050,819	-	1,029,206	43,535
Consumer	-	-	-	-	-
Residential	30,381	30,381	-	30,574	1,548
Residential HELOC	-	-	-	-	-
With an allowance recorded					
Commercial	$ 239,617	$ 266,518	$ 162,956	$ 278,112	$ 12,586
Commercial real estate	70,769	199,943	4,769	196,659	1,107
Construction, land development, and other land	519,121	520,508	9,897	525,284	8,283
Consumer	16,423	16,423	16,423	7,208	613
Residential	296,199	296,199	12,199	292,430	19,327
Residential HELOC	18,691	18,691	18,691	18,679	692
Total					
Commercial	$ 248,858	$ 275,759	$ 162,956	$ 295,110	$ 13,146
Commercial real estate	70,769	199,943	4,769	196,659	1,107
Construction, land development, and other land	1,569,940	1,571,327	9,897	1,554,490	51,818
Consumer	16,423	16,423	16,423	7,208	613
Residential	326,580	326,580	12,199	323,004	20,875
Residential HELOC	18,691	18,691	18,691	18,679	692
Total	$ 2,251,261	$ 2,408,723	$ 224,935	$ 2,395,150	$ 88,251

Troubled Debt Restructurings

The Company considers a loan to be a TDR when the debtor experiences financial difficulties and the Company provides concessions such that we will not collect all principal and interest in accordance with the original terms of the loan agreement. Concessions can relate to the contractual interest rate, maturity date, or payment structure of the note. As part of our workout plan for individual loan relationships, we may restructure loan terms to assist borrowers facing challenges in the current economic environment. At December 31, 2011 and December 31, 2010, we had 12 loans totaling $1,999,781 and four loans totaling $1,346,034, respectively, which we considered to be TDRs. During the year ended December 31, 2011, we modified eight loans that were considered to be TDRs. We extended the terms for five of these loans and the interest rate and term were modified for three of these loans.

Our policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance. That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely. If a borrower was materially delinquent on payments prior to the restructuring but shows capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual going forward. Lastly, if the borrower does not perform under the restructured terms, the loan is placed on nonaccrual status.

NOTE 4 - LOANS RECEIVABLE - *continued*

We will continue to closely monitor these loans and will cease accruing interest on them if management believes that the borrowers may not continue performing based on the restructured note terms. If, after previously being classified as a TDR, a loan is restructured a second time, then that loan is automatically placed on nonaccrual status. Our policy with respect to nonperforming loans requires the borrower to make a minimum of six consecutive payments in accordance with the loan terms before that loan can be placed back on accrual status. Further, the borrower must show capacity to continue performing into the future prior to restoration of accrual status. To date, we have not restored any nonaccrual loan classified as a TDR to accrual status. We believe that all of our modified loans meet the definition of a TDR.

As a result of adopting the amendments in ASU 2011-02, the Bank reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered TDRs under the amended guidance. The Bank identified as TDRs certain loans for which the allowance for loan losses had previously been measured under a general allowance methodology. Upon identifying those loans as TDRs, we identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired. At the end of the first period of adoption (December 31, 2011), the recorded investment in loans for which the allowance was previously measured under a general allowance methodology and are now impaired under ASC 310-10-35 was $786,000, and the allowance for loan losses associated with those loans, on the basis of a current evaluation of loss was $90,100. In the determination of the allowance for loan losses, management considers TDRs on loans and subsequent defaults in these restructurings by measuring impairment, on a loan by loan basis, based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The following table summarizes the recorded investment in our TDRs before and after their modification during the respective period.

	For the year ended December 31, 2011		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Commercial real estate	1	$ 343,000	$ 343,000
Consumer	1	201,000	67,000
Residential	6	369,000	376,000
		$ 913,000	$ 786,000

	For the twelve months ended December 31, 2011	
Troubled Debt Restructurings That Subsequently Defaulted During the Period:	Number of Contracts	Recorded Investment
Construction, land development and other land	-	-
Residential	5	$ 247,000

Seven loans that had been previously restructured subsequently defaulted during the twelve months ended December 31, 2011.

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

	December 31, 2011	December 31, 2010
Building and improvements	337,462	284,953
Furniture and equipment	1,099,530	1,054,566
Automobiles	98,496	98,496
Total	1,535,488	1,438,015
Less, accumulated depreciation	871,530	684,306
Premises, furniture and equipment, net	$ 663,958	$ 753,709

Depreciation expense was $194,024 and $220,995 for the years ended 2011 and 2010, respectively.

NOTE 6 - OTHER REAL ESTATE OWNED

Transactions in other real estate owned for the years ended December 31, 2011 and 2010 are summarized below:

	2011	2010
Balance, beginning of year	$ 3,293,167	$ 501,037
Additions	625,711	3,260,032
Sales	(552,920)	(402,011)
Write downs	(184,399)	(65,891)
Balance, end of year	$ 3,181,559	$ 3,293,167

NOTE 7 - DEPOSITS

At December 31, 2011, the scheduled maturities of certificates of deposit were as follows:

Maturing In:	Amount
2012	$ 21,672,586
2013	7,918,023
2014	2,125,365
2015	2,220,723
2016	1,096,782
Total	$ 35,033,479

At December 31, 2011 , the Company did not have any third party brokered deposits and at December 31, 2010 had $2,217,000 in time deposits obtained through third party brokers.

NOTE 8 - FHLB ADVANCES

At December 31, 2011 and December 31, 2010, we had $7,000,000 and $3,000,000 advances outstanding, respectively. FHLB advances at December 31, 2011 consisted of the following:

Interest Basis	Current Rate	Maturity	Outstanding Balance
Convertible	2.615%	February 25, 2013	$ 3,000,000
Fixed	0.260%	August 13, 2012	1,000,000
Fixed	0.370%	February 11, 2013	1,000,000
Fixed	0.430%	August 12, 2013	1,000,000
Fixed	1.070%	August 11, 2015	1,000,000

NOTE 9 - STOCK COMPENSATION PLAN

Under the terms of employment agreements with the Chief Business Development Officer, the Chief Financial Officer (CFO), and the former Chief Executive Officer (CEO) and President, stock options were granted to each as part of their compensation and benefits package. Under these agreements, the former CEO and President was granted 79,399 stock options, the Chief Business Development Officer 61,755 options and the CFO 44,110 options. The former CEO and President resigned on January 21, 2009 at which time 79,399 options were forfeited. All options granted to the executive officers vest over five years. The options have an exercise price of $10.00 per share and terminate ten years after the date of grant.

The Company also established the 2007 Stock Incentive Plan (the Plan) which provides for the granting of options to employees of the Company. The Plan has 194,481 shares available to grant at December 31, 2011 with 71,819 options still outstanding. The Company did not grant any options during 2011 or 2010.

The Company did not recognize any stock-based employee compensation expense associated with its stock option grants during 2011. The Company recognized $29,384 of stock-based employee compensation expense during 2010 associated with its stock option grants. The Company recognized the compensation expense for stock option grants with graded vesting schedules on a straight-line basis over the requisite service period of the award. As of December 31, 2011, all the compensation cost related to stock option grants had been recognized.

A summary of the activity under the stock option plan for the year ended December 31, 2011 and 2010 is as follows:

	2011		2010	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of period	82,391	$ 10.00	138,237	$ 10.00
Granted during the period	-	-		
Exercised during the period	-	-		
Forfeited during the period	(10,572)	10.00	(55,846)	10.00
Outstanding, end of period	71,819	$ 10.00	82,391	$ 10.00
Options exercisable at year end	71,819	$ 10.00	82,391	$ 10.00

The weighted average contractual life of the options outstanding as of December 31, 2011 is 5.07 years. There was no aggregate intrinsic value of options outstanding or exercisable at December 31, 2011. All of the options outstanding as of December 31, 2011 are fully vested.

NOTE 10 - STOCK WARRANTS

The organizers of the Company received stock warrants giving them the right to purchase one share of common stock for every share they purchased in the initial offering of the Company's common stock up to 10,000 shares at a price of $10 per share. The warrants vest over three years and expire on October 16, 2016. Warrants held by directors and officers of the Company will expire 90 days after the director ceases to be a director or officer of the Company (365 days if due to death or disability). Upon resignation of the Company's former CEO and President, 10,000 warrants were forfeited.

At December 31, 2011, 90,000 shares of the outstanding warrants were exercisable. There was no compensation expense related to warrants for the years ended December 31, 2011 and 2010. As of December 31, 2011, all the compensation cost related to stock warrants had been recognized.

NOTE 11 - INCOME TAXES

Income tax benefit is summarized as follows:

	Years ended December 31,	
	2011	2010
Current portion:		
Federal	$ -	$ -
State	16,476	-
Total current	16,476	-
Deferred income taxes	(131,050)	(292,705)
Income tax benefit	$ (114,574)	$ (292,705)
Income tax benefit is allocated as follows:		
To continuing operations	$ (392,508)	$ -
To other comprehensive income	277,934	(292,705)
Income tax benefit	$ (114,574)	$ (292,705)

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,	
	2011	2010
Deferred tax assets:		
Allowance for loan losses	$ 366,023	$ 419,224
Net operating loss carry forward	2,261,422	2,285,285
Organization and start-up costs	192,873	212,488
Unrealized loss on securities available for sale	-	207,634
Other	256,654	186,306
Deferred tax assets	3,076,972	3,310,937
Valuation allowance	(2,482,541)	(2,909,693)
Total deferred tax assets	594,431	401,244

NOTE 11 - INCOME TAXES - *continued*

	Years ended December 31,	
	2011	2010
Deferred tax liabilities:		
Unrealized gain on securities available for sale	70,300	-
Accumulated depreciation	93,709	96,775
Prepaid expenses	46,326	44,567
Loan origination costs	45,412	52,268
Total deferred tax liabilities	255,747	193,610
Net deferred tax asset	$ 338,684	$ 207,634

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. Management has determined that a partial valuation allowance is needed at December 31, 2011. Management's judgment is based on estimates concerning future income earned and positive earnings for the year ended December 31, 2011. Management has concluded that sufficient positive evidence exists to overcome any and all negative evidence in order to meet the "more likely than not" standard regarding the realization of a portion of net deferred tax assets. The valuation allowance was reduced by $427,152 in 2011. Net deferred tax assets are recorded in other assets on the Company's consolidated balance sheet.

The Company has a federal net operating loss of $6,569,326 and a state net operating loss of $843,983 as of December 31, 2011. These net operating losses expire in the years 2026 through 2031.

A reconciliation of the income tax provision and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	2011	2010
Tax expense (benefit) at statutory rate	$ 118,490	$ (101,509)
Stock compensation expense	-	9,991
Tax exempt income	(91,089)	-
State income, net of federal income tax benefit	21,498	-
Change in valuation allowance	(427,152)	141,897
Other	(14,255)	(50,379)
Income tax benefit	$ (392,508)	$ -

The Company had analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions. Tax returns for 2008 and subsequent years are subject to examination by taxing authorities.

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The following table summarizes the Bank's related party loan activity for the year ended December 31, 2011 and 2010:

	2011	2010
Balance, January 1	$ 3,301,462	$ 3,947,014
Disbursements	918,819	215,521
Repayments	(326,916)	(861,073)
Balance, December 31,	$ 3,893,365	$ 3,301,462

Deposits by directors, including their affiliates and executive officers, at December 31, 2011 and 2010 were $1,636,019 and $940,657, respectively.

NOTE 13 - LEASES

The Company has entered into an agreement to lease an office facility under a noncancellable operating lease agreement expiring in 2023. The Company may, at its option, extend the lease of its office facility at 2023 Sunset Boulevard in West Columbia, South Carolina, for two additional five year periods. The Company also entered into a sale-leaseback agreement in December 2009 for a portion of the property located in Cayce, South Carolina. The lease is for a period of 15 years. The Company may, at its option, extend the lease for three consecutive renewal terms of five years each. In June 2010, the Company entered into a sale-leaseback agreement for the branch and office building located at 1201 Knox Abbot Drive in Cayce, South Carolina. The lease is for a period of 15 years. The Company may, at its option, extend the lease for two consecutive renewal terms of five years each. Minimum rental commitments as of December 31, 2011 are as follows:

2012	$ 401,177
2013	409,206
2014	417,389
2015	425,737
2016 and thereafter	3,859,195
Total	$ 5,512,704

The leases have various renewal options and require increased rentals under various standard percentages. Rental expenses, net of rental income, charged to occupancy and equipment expense in 2011 and 2010 were $337,326 and $266,981, respectively.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 15 - INCOME (LOSS) PER SHARE

All income (loss) per share calculations have been made using the weighted average number of shares outstanding during the period. The potentially dilutive securities are incentive stock options and unvested shares of restricted stock granted to certain key members of management and warrants granted to the organizers of the Company. The number of dilutive shares is calculated using the treasury method, assuming that all options and warrants were exercisable at the end of each period. No TARP warrants are outstanding. Outstanding options and warrants are out-of-the-money and thus, are not considered in the calculation of dilutive earnings per share as the effect is not deemed to be dilutive.

	2011	2010
Net loss per share - basic computation:		
Net income (loss) available to common shareholders	$ 532,868	$ (506,698)
Average common shares outstanding - basic	$ 1,764,439	$ 1,764,439
Basic income (loss) per share	$ 0.30	$ (0.29)

NOTE 16 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE 16 - REGULATORY MATTERS - *continued*

As previously disclosed, following the FDIC's safety and soundness examination of the Bank in the fourth quarter of 2009, the Bank entered into a Consent Order (the "Consent Order") with the FDIC and the South Carolina Board of Financial Institutions (the "SCBFI") on May 11, 2010. The Consent Order set forth specific actions needed to address certain findings from the FDIC's Report of Examination and to address the Bank's financial condition, primarily related to capital planning, liquidity/funds management, policy and planning issues, management oversight, loan concentrations and classifications, and non-performing loans. The Board of Directors and management of the Bank have aggressively worked to improve these practices and procedures. As a result, on April 12, 2011, the Bank received notices from the FDIC and SCBFI pursuant to which these regulatory agencies determined that the protection of the depositors, other customers and shareholders of the Bank, as well as the Bank's safe and sound operation, do not require the continued existence of the Consent Order. Accordingly, the FDIC and SCBFI terminated the Consent Order as of April 8, 2011. Although the Consent Order has been terminated, certain regulatory restrictions and requirements remain, including, among other things, a requirement that the Bank achieve and maintain Total Risk Based capital at least equal to 10% of risk-weighted assets and Tier 1 capital at least equal to 8% of total assets. As of December 31, 2011 and December 31, 2010, the Bank was considered to be in compliance with the minimum capital requirements established by the regulatory restrictions and was considered "well-capitalized" under regulatory capital framework. The Board of Directors and management intend to continue to take all actions necessary to enable the Bank to comply with the requirements of the regulatory restrictions.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011						
Total capital (to risk-weighted assets)	$ 13,225	15.44%	$ 6,853	8.00%	$ 8,566	10.00%
Tier 1 capital (to risk-weighted assets)	12,141	14.17%	3,427	4.00%	5,140	6.00%
Tier 1 capital (to average assets)	12,141	9.84%	4,935	4.00%	6,168	5.00%
December 31, 2010						
Total capital (to risk-weighted assets)	$ 12,538	14.09%	$ 7,117	8.00%	$ 8,896	10.00%
Tier 1 capital (to risk-weighted assets)	11,421	12.84%	3,558	4.00%	5,338	6.00%
Tier 1 capital (to average assets)	11,421	9.16%	4,989	4.00%	6,237	5.00%

Under the Bank's current regulatory restrictions, we are required to achieve and maintain Total Risk Based capital at least equal to 10% of risk-weighted assets and Tier 1 capital at least equal to 8% of total assets. As of December 31, 2011, the Bank was considered to be in compliance with the minimum capital requirements established in the regulatory restrictions and "well-capitalized" under prompt corrective action provisions.

NOTE 17 - UNUSED LINES OF CREDIT

As of December 31, 2011 and 2010, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $9,550,000 and $9,100,000, respectively. These lines of credit are available on a one to twenty day basis for general corporate purposes. The Company also has a credit line to borrow funds from the FHLB. The remaining credit availability as of December 31, 2011 was $5,197,000.

NOTE 18 - RESTRICTIONS ON DIVIDENDS, LOANS, OR ADVANCES

The ability of the Company to pay cash dividends to shareholders is dependent upon receiving cash in the form of dividends from the Bank. A South Carolina state bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In general, the Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Board of Financial Institutions, provided that the Bank received a composite rating of one or two at the last federal or state regulatory examination. The Bank must obtain approval from the SCBFI prior to the payment of any other cash dividends. In addition, the Bank currently must obtain prior approval from the FDIC and the SCBFI prior to the payment of any cash dividends. In addition, under the Federal Deposit Insurance Corporation Improvement Act, the Bank may not pay a dividend if, after paying the dividend, the Bank would be undercapitalized. Currently, the Company also has to obtain the prior written approval of the Federal Reserve Bank of Richmond before declaring or paying any dividends.

Under Federal Reserve Board regulations, the amount of loans or advances from the Bank to the Company are also restricted.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, negotiable instruments, inventory, property, plant and equipment, and real estate. Commitments to extend credit, including unused lines of credit, amounted to $10,228,217 and $10,965,617 at December 31, 2011 and 2010, respectively.

Standby letters of credit represent an obligation of the Company to a third party contingent upon the failure of the Company's customer to perform under the terms of an underlying contract with the third party or obligates the Company to guarantee or stand as surety for the benefit of the third party. The underlying contract may entail either financial or nonfinancial obligations and may involve such things as the shipment of goods, performance of a contract, or repayment of an obligation. Under the terms of a standby letter, generally drafts will be drawn only when the underlying event fails to occur as intended. The Company can seek recovery of the amounts paid from the borrower. The majority of these standby letters of credit are unsecured. Commitments under standby letters of credit are usually for one year or less. At December 31, 2011 and 2010, the Company has recorded no liability for the current carrying amount of the obligation to perform as a guarantor; as such amounts are not considered material. The Company had approximately $225,000 and $125,000 in letters of credit outstanding as of December 31, 2011 and 2010 respectively.

NOTE 20 - PREFERRED STOCK

On January 9, 2009, as part of the Capital Purchase Program established by the U.S. Department of the Treasury ("Treasury") under the Emergency Economic Stabilization Act of 2009 (the "EESA"), the Company entered into a Letter Agreement with Treasury dated January 9, 2010, pursuant to which the Company issued and sold to Treasury 3,285 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the "Series A Preferred Stock"), and a ten-year warrant to purchase 164 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, (the "Series B Preferred Stock"), having a liquidation preference of $1,000 per share, at an initial exercise price of $0.01 per share (the "Warrant"), for an aggregate purchase price of $3,285,000 in cash. The Warrant was immediately exercised. The Preferred Stock, Series A, has a dividend rate of 5% for the first five years and 9% thereafter. The Preferred Stock, Series B, has a dividend rate of 9% per year.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value, due to the short-term nature of such items.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Securities Available-for-Sale - Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Nonmarketable Equity Securities - The carrying value of these securities approximates the fair value since no ready market exists for the stocks.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with contractual terms of the loan agreement are considered impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

FHLB Advances - For disclosure purposes, the fair value of the FHLB fixed rate borrowing is estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS - *continued*

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Because these commitments are made using variable rates and have short maturities, the carrying value and the fair value are immaterial for disclosure.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2011		December 31, 2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 2,486,703	$ 2,486,703	$ 2,771,515	$ 2,771,515
Federal funds sold	86,000	86,000	2,280,000	2,280,000
Securities available-for-sale	26,952,357	26,952,357	20,776,657	20,776,657
Securities held-to-maturity	-	-	1,143,249	1,133,220
Nonmarketable equity securities	615,900	615,900	474,300	474,300
Loans receivable, net	86,948,990	86,064,131	88,783,548	88,091,769
Accrued interest receivable	561,545	561,545	503,753	503,753
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	67,492,970	67,492,970	59,626,692	59,626,692
Certificates of deposit and other time deposits	35,033,479	35,435,465	46,959,300	47,362,426
Federal Home Loan Bank advances	7,000,000	7,018,342	3,000,000	3,107,944
Accrued interest payable	28,130	28,130	44,059	44,059
	Notional Amount	**Estimated Fair Value**	**Notional Amount**	**Estimated Fair Value**
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 10,228,217	$ -	$ 10,965,617	$ -
Financial standby letters of credit	225,000	-	125,000	-

Fair Value Measurements

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS - *continued*

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available for Sale
Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the counter markets and money market funds. Level 2 securities include mortgage backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans
The Company does not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans. At December 31, 2011 and 2010, substantially all of the impaired loans were evaluated based upon the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan as nonrecurring Level 3.

Other Real Estate Owned
Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charges to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Securities available-for-sale				
Government sponsored enterprises	$ 17,640,339	$ -	$ 17,640,339	$ -
Mortgage-backed securities	1,597,764	-	1,597,764	-
State, county and municipals	7,714,254	-	7,714,254	-
Total assets	$ 26,952,357	$ -	$ 26,952,357	$ -

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Securities available-for-sale				
Government sponsored enterprises	$ 15,843,864	$ -	$ 15,843,864	$ -
Mortgage-backed securities	2,118,254	-	2,118,254	-
State, county and municipals	2,814,539	-	2,814,539	-
Total assets	$ 20,776,657	$ -	$ 20,776,657	$ -

There were no liabilities measured at fair value on a recurring basis at December 31, 2011 or 2010.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2011 and 2010, aggregated by level in the fair value hierarchy within which those measurements fall.

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Impaired loans	$ 2,517,386	$ -	$ 2,517,386	$ -
Other real estate owned	3,181,559	-	3,181,559	-
Total assets	$ 5,698,945	$ -	$ 5,698,945	$ -

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Impaired loans	$ 2,026,326	$ -	$ 2,026,326	$ -
Other real estate owned	3,293,167	-	3,293,167	-
Total assets	$ 5,319,493	$ -	$ 5,319,493	$ -

There were no liabilities measured at fair value on a nonrecurring basis at December 31, 2011 or 2010.

Impaired loans which are measured for impairment using the fair value of collateral for collateral dependent loans, had a carrying value of $2,692,395 at December 31, 2011 with a valuation allowance of $175,009. Impaired loans had a carrying value of $2,251,261 at December 31, 2010, with a valuation allowance of $224,935.

Other real estate owned, which is measured at the lower of carrying or fair value less costs to sell, had a net carrying value of $3,181,559 at December 31, 2011 and $3,293,167 at December 31, 2010. There was $184,399 in write downs of other real estate owned during the year ended December 31, 2011 and there were $65,891 in write downs of other real estate owned during the year ended December 31, 2010.

The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

NOTE 22 - CONGAREE BANCSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Congaree Bancshares, Inc. (Parent Company Only).

Condensed Balance Sheets

	December 31,	
	2011	2010
Assets:		
Cash	$ 3,146	$ 372,682
Investment in banking subsidiary	12,276,853	11,010,241
Deferred tax asset	23,853	-
Total assets	$ 12,303,852	$ 11,382,923
Liabilities and shareholders' equity:		
Accrued interest payable	$ -	$ 4,856
Other liabilities	22,387	201,419
Total liabilities	22,387	206,275
Shareholders' equity	12,281,465	11,176,648
Total liabilities and shareholders' equity	$ 12,303,852	$ 11,382,923

Condensed Statements of Operations

	For the years ended December 31,	
	2011	2010
Income	$ -	$ 8,000
Expenses:		
Interest	4,188	4,856
Stock based compensation expense	-	29,384
Loss on sale of assets	-	174,047
Other expenses	2,472	35,562
Total expense	6,660	243,849
Loss before income taxes and equity in undistributed earnings of banking subsidiary	(6,660)	(235,849)
Equity in undistributed income (losses) of banking subsidiary	723,814	(62,708)
Income tax benefit	23,853	-
Net income (loss)	$ 741,007	$ (298,557)

NOTE 22 - CONGAREE BANCSHARES, INC. (PARENT COMPANY ONLY) - *continued*

Condensed Statements of Cash Flows

	For the years ended December 31,	
	2011	**2010**
Cash flows from operating activities:		
Net income (loss)	$ 741,007	$ (298,557)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation expense	-	24,304
Equity in undistributed (income) losses of banking subsidiary	(723,814)	62,708
Loss on sale of assets	-	174,047
(Decrease) increase in accrued interest payable	(4,856)	4,856
(Decrease) increase in other liabilities	-	22
Increase in deferred tax asset	(23,853)	-
Stock and warrant compensation expense	-	29,384
Net cash used by operating activities	(11,516)	(3,236)
Cash flows from investing activities:		
Sale of premises and equipment	-	2,265,553
Capital contribution to Bank	-	(1,938,000)
Net cash provided by investing activities	-	327,553
Cash flows from financing activities:		
Dividends paid on preferred stock	(358,020)	-
Net cash used by financing activities	(358,020)	-
Net (decrease) increase in cash and cash equivalents	(369,536)	324,317
Cash, beginning of year	372,682	48,365
Cash, end of year	$ 3,146	$ 372,682

CORPORATE DATA

ANNUAL MEETING:

The Annual Meeting of Shareholders of Congaree Bancshares, Inc. and Subsidiary, will be held on May 24, 2012 at Clarion Inn - Airport, 500 Chris Drive, West Columbia, South Carolina 29169.

CORPORATE OFFICE:

1219 Knox Abbott Drive
Cayce, South Carolina 29033
Phone 803.794.2265

INDEPENDENT AUDITORS:

Elliott Davis, LLC
1901 Main Street, Suite 1650
Columbia, South Carolina 29202

CORPORATE COUNSEL:

Nelson Mullins Riley & Scarborough, LLP
Atlantic Station
201 17th Street NW, Suite 1700
Atlanta, Georgia 30363

STOCK INFORMATION:

The Common Stock of Congaree Bancshares, Inc. is listed on the OTC bulletin board under the ticker symbol CNRB.OB. Trading and quotations of the common stock have been limited and sporadic. Trading prices have ranged from $3.55 per share to $1.25 per share during 2011. As of December 31, 2011, there were 1,764,439 shares outstanding.

The ability of Congaree Bancshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from Congaree State Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. All of the Bank's dividends to the Company are payable only from the undivided profits of the Bank.



CONGAREE®
STATE BANK
Where financial ideas flow.

www.**congareestatebank**.com

1201 Knox Abbott Drive · Cayce, SC 29033
2023 Sunset Boulevard · West Columbia, SC 29169

CONGAREE BANCSHARES, INC.
1201 Knox Abbott Drive
Cayce, South Carolina 29033

Notice of Annual Meeting of Shareholders

Dear Fellow Shareholder:

We cordially invite you to attend the 2012 Annual Meeting of Shareholders of Congaree Bancshares, Inc. (the "Company"), the holding company for Congaree State Bank. At the meeting, we will report on our performance in 2011 and answer your questions. We hope that you can attend the meeting and reception and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on May 24, 2012 at The Clarion Inn (Airport), 500 Chris Drive, West Columbia, South Carolina 29169 at 2:00 p.m. Eastern Daylight Time for the following purposes:

1. To elect four members to the board of directors;

2. To approve a proposed amendment of the Company's Articles of Incorporation to increase the number of authorized shares of common stock of the Company from 10,000,000 shares to 20,000,000 shares (the "Common Stock Amendment");

3. To approve the compensation of our named executive officers as disclosed in the accompanying proxy statement (this is a non-binding, advisory vote);

4. To ratify the appointment of Elliott Davis, LLC as our independent auditor for the fiscal year ending December 31, 2012;

5. To grant the chairperson of the meeting the authority to adjourn or postpone the meeting, if necessary, in order to solicit additional proxies in the event that there are not sufficient affirmative votes present at the meeting to adopt the Common Stock Amendment; and

6. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on April 5, 2012 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at the Company's offices prior to the meeting. If your shares are held in "street name," you will need to obtain a proxy form from the institution that holds your shares in order to vote at our annual meeting.

Please use this opportunity to take part in the affairs of your Company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF ALL THE PROPOSALS PRESENTED.

By order of the Board of Directors,

/s/ Charles A. Kirby

Charles A. Kirby
President and Chief Executive Officer

Cayce, South Carolina
April 18, 2012

CONGAREE BANCSHARES, INC.
1201 Knox Abbott Drive
Cayce, South Carolina 29033

Proxy Statement for Annual Meeting of
Shareholders to be Held on May 24, 2012

This proxy statement is furnished to shareholders of Congaree Bancshares, Inc. (the "Company"), in connection with the solicitation of proxies by the Company's Board of Directors for use at the 2012 Annual Meeting of Shareholders (the "Annual Meeting") to be held at The Clarion Inn (Airport), 500 Chris Drive, West Columbia, South Carolina 29169 at 2:00 p.m. Eastern Daylight Time on May 24, 2012, or any adjournment thereof, for purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. We encourage you to read it carefully.

The Company has its principal executive offices at 1201 Knox Abbot Drive, Cayce, South Carolina 29033 and its telephone number is (803) 794-2265.

Voting Information

The board of directors set April 5, 2012 as the record date for the Annual Meeting. Shareholders owning our common stock at the close of business on that date are entitled to vote and to attend the Annual Meeting, with each share entitled to one vote. If you are a registered shareholder who wishes to vote at the Annual Meeting, you may do so by delivering your proxy card in person at the Annual Meeting. "Street name" shareholders who wish to vote at the Annual Meeting will need to obtain a proxy form from the institution that holds their shares. There were 1,764,439 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock entitled to vote at the Annual Meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

The presence in person or by proxy of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. If a share is represented for any purpose at the Annual Meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purposes of establishing a quorum. Therefore, valid proxies which are marked "Abstain" or "Withhold" or as to which no vote is marked, including proxies submitted by brokers who are the record owners of shares but who lack the power to vote such shares (so-called "broker non-votes"), will be included in determining the number of votes present or represented at the Annual Meeting. If a quorum is not present or represented at the Annual Meeting, the shareholders entitled to vote, present in person or represented by proxy, have the power to adjourn the Annual Meeting from time to time until a quorum is present or represented. Upon the establishment of a quorum, if the shareholders approve Item 5, then the chairperson of the Annual Meeting will have the authority to adjourn the Annual Meeting at his discretion, including, if necessary, to solicit additional proxies in the event that there are not sufficient affirmative votes at the time of the Annual Meeting to adopt the Common Stock Amendment. If any such adjournment is for a period of less than 30 days, no notice, other than an announcement at the Annual Meeting, will be given of the adjournment. If the adjournment is for 30 days or more, notice of the adjourned Annual Meeting will be given in accordance with the Company's bylaws. Directors, officers and regular employees of the Company may solicit proxies for the reconvened Annual Meeting in person or by mail, telephone or other means. At any such reconvened Annual Meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the Annual Meeting as originally noticed. Once a quorum has been established, it will not be destroyed by the departure of shares prior to the adjournment of the Annual Meeting.

Provided a quorum is established at the Annual Meeting, directors will be elected by a plurality of the votes cast at the Annual Meeting and the Common Stock Amendment will be approved by two-thirds of the votes entitled to be cast at the Annual Meeting. Shareholders of the Company do not have cumulative voting rights.

All other matters to be considered and acted upon at the Annual Meeting require that the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter, provided a quorum has been established. Abstentions, broker non-votes and the failure to return a signed proxy will have no effect on the outcome of such matters.

Any record shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (a) giving written notice to the Company of such revocation, (b) voting in person at the Annual Meeting, (c) voting again over the Internet or by telephone prior to 11:59 p.m. Eastern Daylight Time on May 24, 2012, or (d) executing and delivering to the Company a later dated proxy.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and are also invited to attend the Annual Meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the Annual Meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

If you hold your shares in street name, it is critical that you cast your vote. Brokers are members of the New York Stock Exchange (the "NYSE"), which allows its member-brokers to vote shares held by them for their clients on matters the NYSE determines are routine, even though the brokers have not received voting instructions from their clients. As a result, if the NYSE does not consider a matter routine, then your broker is prohibited from voting your shares on the matter unless you have given voting instructions on that matter to your broker. Because the NYSE does not consider the election of directors, the Common Stock Amendment, or the non-binding approval of the compensation of our named executive officers to be routine matters, it is important that you provide instructions to your broker, if your shares are held in street name, so that your vote with respect to these matters is counted. Accordingly, if you hold your shares in street name and you do not instruct your broker how to vote at the Annual Meeting, no votes will be cast on your behalf for the first three proposals. Further, if you abstain from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

When you sign the proxy card, you appoint Charles A. Kirby and E. Daniel Scott as your representatives at the Annual Meeting. Mr. Kirby and Mr. Scott will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Mr. Kirby and Mr. Scott will vote your proxy for the election to the board of directors of all the nominees listed below under "Election of Directors," for the proposed Common Stock Amendment, for the approval of the compensation of the Company's named executive officers as disclosed in this proxy statement (this is a non-binding, advisory vote), for the ratification of the appointment of Elliott Davis, LLC as our independent auditor for the fiscal year ending December 31, 2012, and for the resolution to grant the chairperson of the Annual Meeting the authority to adjourn or postpone the Annual Meeting, if necessary, in order to solicit additional proxies to approve the Common Stock Amendment. We are not aware of any other matters to be considered at the Annual Meeting. However, if any other matters come before the Annual Meeting, Mr. Kirby and Mr. Scott will vote your proxy on such matters in accordance with their judgment. You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the Annual Meeting.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about April 18, 2012.

Important Notice of Internet Availability. The proxy statement and our 2011 Annual Report on Form 10-K are available to the public for viewing on the Internet at www.congareestatebank.com.

In addition, the above items and other filings with the Securities and Exchange Commission (the "SEC") are also available to the public on the SEC's website at www.sec.gov. Upon written or oral request by any shareholder, we will deliver a copy of our 2011 Annual Report on Form 10-K. In addition, upon written or oral request, we will also promptly deliver a copy of this proxy statement or the enclosed overview to our shareholders at a shared address to which a single copy of the document was delivered.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

General Information Regarding Election of Directors

Our board of directors is divided into three classes with staggered terms, so that the terms of only approximately one-third of the board members expire at each annual meeting. The current terms of the Class III directors will expire at the Annual Meeting. The terms of the Class I directors expire at the 2013 annual shareholders meeting and the terms of the Class II directors expire at the 2014 annual shareholders meeting. Our directors and their classes are:

Class I	Class II	Class III
Thomas Hal Derrick	J. Kevin Reeley	Samuel M. Corley
Charlie T. Lovering	Dr. Larry J. Stroud	Charles A. Kirby
Stephen P. Nivens	Donald E. Taylor	Nitin C. Shah
E. Daniel Scott	Harry Michael White	John D. Thompson

Shareholders will elect four nominees as Class III directors at the Annual Meeting to serve a three-year term, expiring at the 2015 annual shareholders meeting. The directors will be elected by a plurality of the votes cast at the Annual Meeting. This means that the four nominees receiving the highest number of votes will be elected. Abstentions and broker non-votes with respect to the nominees will not be considered to be either affirmative or negative votes. Shareholders do not have cumulative voting rights with respect to the election of directors.

The board of directors recommends that you elect Messrs. Corley, Kirby, Shah, and Thompson as Class III directors.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Kirby and Scott will vote your proxy to elect Messrs. Corley, Kirby, Shah, and Thompson. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Kirby and Scott will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

Information on Nominees

Set forth below is certain information about the nominees, including their name, age, period they have served as a director, occupation over the past five years, and additional information about the specific experience, qualifications, attributes, or skills that led to the board's conclusion that such person should serve as a director for the Company.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THESE NOMINEES.

Samuel M. Corley, 61, Class III director since 2007, is the Vice President, Chief Financial Officer and Co-Owner of the family owned business, M. L. Corley & Sons Sawmill, Inc. where he has been employed since 1967. Mr. Corley has managed a variety of operational responsibilities throughout the Company, including all finances since 1967. Mr. Corley was also responsible for the management of over 100 employees. Mr. Corley is a member of numerous affiliations including the South Carolina Forestry Association, Southern Lumber Manufacturing Association, Ducks Unlimited (Lexington Chapter) and the National Wildlife Turkey Federation. He is an active member of St. David's Lutheran Church and served on St. David's Church Council as well as various other committees. We believe Mr. Corley's extensive business experience provides the board with unique insight about the markets we serve and well qualifies him to serve on the board.

Charles A. Kirby, 59, Class III director since June 2010, has served as president and chief executive officer of both the Company and Congaree State Bank (the "Bank") since June 2010. Mr. Kirby has over 30 years in the financial services industry, of which over 20 years were spent serving the Lexington county market, oversees the operations planning, policies and strategic objectives of the bank. He received a BS from the University of South

Carolina and graduated from the Stonier Graduate School of Banking. Mr. Kirby started his banking career with First National Bank of SC and served in several credit administration areas. He subsequently joined Lexington State Bank in 1984, rising to executive officer and senior vice president responsible for the Credit function and Branch Administration of the bank. After Lexington State Bank was acquired by BB&T, Mr. Kirby remained in Lexington as area executive responsible for the commercial market in Lexington, Newberry and McCormick counties. Mr. Kirby served as a director for six years on the Lutheran Homes of South Carolina board, two of which he served as chairman of the board. Lutheran Homes of South Carolina is a non-profit multi-location senior care facility. We believe Mr. Kirby's strong financial background in the banking industry, along with his excellent leadership skills during this challenging economy, more than qualifies him to serve on the board.

Nitin C. Shah, 61, Class III director since 2006, has been the president and owner of the Clarion Inn (Airport) located in West Columbia since 1999. He is also involved with several other hotel ventures around the state of South Carolina. Mr. Shah is a member of Rotary International. We believe Mr. Shah's business experience provides the board with insight into our local economy and well qualifies him to serve on the board.

John D. Thompson, 62, Class III director since 2006, serves as the vice chairman of the board of directors for the Company and the Bank. Mr. Thompson was the chief executive officer and funeral director for Thompson Funeral Homes from 1972 until 2011. He currently serves as a funeral director and consultant for Thompson Funeral Homes. He received a B.S. degree in business administration from Charleston Southern University in 1972. Mr. Thompson is currently a member of the Lexington Chamber of Commerce and is a member of the Lions International, Cayce-West Columbia Chamber of Commerce, National Chamber of Commerce, South Carolina Funeral Directors Association, the National Funeral Directors Association, and South Carolina State Constable. He was also former district chairman for the Boy Scouts of America. We believe that Mr. Thompson's business experience and personal contacts and familiarity with the community well qualify him to serve on the board.

Information of Other Directors and Executive Officers

Set forth below is also information about each of our other directors and executive officers, including their name, age, period they have served as a director or executive officer, occupation over the past five years, and additional information about the specific experience, qualifications, attributes, or skills that led to the board's conclusion that such person should serve as a director for the Company.

Thomas Hal Derrick, 61, Class I director since 2006, is a senior portfolio risk manager and chief appraiser with the Farm Credit Administration. He received a B.A. degree in history from Newberry College in 1973 and a graduate degree in banking from Louisiana State University in 2001. Mr. Derrick has served in various positions with Rotary International, American Society of Farm Managers and Rural Appraisers, and the National Development Council of Lutheran Men in Mission. We believe Mr. Derrick's professional experience as a risk manager and appraiser are a valuable asset to the board as it manages the operations of the Company in this difficult economic environment and well qualifies him to serve on the board.

Charlie T. Lovering, Jr., 44, Class I director since 2007, serves as executive vice president and chief financial officer of the Company and the Bank; and served as chief executive officer, executive vice president and chief financial officer of the holding company and the bank from January 2009 until June 2010. From June 2004 until May 2006, Mr. Lovering held the positions of senior vice president, chief financial officer and director of operations of CoastalStates Bank in Hilton Head, South Carolina, where he specialized in asset-liability management, financial analysis, community reinvestment, human resources and customer relations. Prior to joining CoastalStates Bank, Mr. Lovering served as the Executive Vice President and Chief Financial Officer of Coastal Banking Company and Lowcountry National Bank located in Beaufort, South Carolina from August 1999 to June 2004. He has over 22 years of accounting and financial experience. We believe Mr. Lovering's successful career in the financial industry and his banking experience, particularly in the area of asset liability management and financial analysis, are critical assets to the board and well qualify him to serve on the board.

Stephen P. Nivens, 60, Class I director since 2006, serves as a senior vice president and the chief business development officer of the Company and the Bank. He has over 38 years of experience in retail and commercial banking, most recently serving as the managing member of L & N Financial Services, LLC from 2003 until he left in November 2005 to form our bank. Mr. Nivens was regional president with Security Federal Bank from 2000 to

2002 and served in various management positions with BB&T/Lexington State Bank from 1972 to 2000. Mr. Nivens is a board member with the Lexington County Development Corporation, the Lutheran Theological Southern Seminary, the Brookland Cayce High School Foundation and the Palmetto Richland Hospice Board. He received a B.S. degree from Newberry College in 1973. We believe Mr. Nivens' extensive experience in retail and commercial banking provides essential insight to the board and well qualifies him to serve on the board.

J. Kevin Reeley, 49, Class II director since 2007, has served as president and chief executive officer of Reeley's Auto Body Shop, located in West Columbia, since 1993. Mr. Reeley has worked hard to establish this company as one of the most reputable auto body shops in the Columbia area. He also serves as president of GMK Holdings and Springdale House and Gardens, one of Columbia's finest historical homes for fine events. Mr. Reeley has served as council member for the town of Springdale since 1994. He serves as a trustee for Sandhills School, which is a school for children who learn differently. Reeley also serves on the Lexington County Accomodations Tax Committee. He is a graduate of Midlands Technical College receiving an associate degree in business. We believe Mr. Reeley's experience as a local business owner and personal ties to the community provide him with awareness of both the business and social environment within which the Company operates and well qualifies him to serve on the board.

Dr. J. Larry Stroud, 59, Class II director since 2006, has owned and operated Triangle Pharmacy located in West Columbia, South Carolina since 1985. In 1993 he developed the Home Medical Equipment Department, which serves both Lexington and Richland counties. The business was incorporated in 2006 and became Triangle Pharmacy and Home Medical Equipment, Inc., where Dr. Stroud serves as president and CEO. Also in 2006, Dr. Stroud formed Triangle Properties, LLC. Dr. Stroud is a member of the finance and operating committee of the Lexington Medical Center Board, the South Carolina Pharmacy Association, and the Lexington County Planning Commission. He works very closely with the Lexington County Legislative Delegation in both pharmacy and health care concerns. Dr. Stroud is active with LRADAC and patients in recovery, focusing on substance abuse and alcoholism. He received a B.S. degree from The University of South Carolina and a doctorate of pharmacy from Mercer University Southern School of Pharmacy. We believe Dr. Stroud's business and financial experience brings a unique perspective to the board that well qualifies him to serve on the board.

E. Daniel Scott, 65, Class I director since 2006, is the chairman of the board of directors for the Company and the Bank. Mr. Scott is a senior partner with the law firm Setzer and Scott, P.A, where he has practiced since 1977. He was admitted to the South Carolina Bar in 1974. He received his B.S. degree from the University of South Carolina in 1968, his juris doctorate degree from the University of South Carolina in 1974, and masters in criminal justice from the University of South Carolina in 1976. Mr. Scott is a member of the Lexington County and American Bar Associations, the Palmetto Land Title Association, and the Home Builders Association of Columbia. He has served as city attorney for the Town of Springdale and as prosecutor for the City of West Columbia. Mr. Scott is also the former chairman of the West Metro Chamber of Commerce Board. We believe Mr. Scott's legal insight and strong analytical skills are helpful to the board's ability to manage the affairs of a highly regulated company and well qualify him to serve on the board.

Donald E. Taylor, 75, Class II director since 2006, has been the owner and president of Don E. Taylor Realty, a real estate construction and development company, for the last 45 years. Mr. Taylor holds licenses as a South Carolina general contractor—unlimited, a South Carolina real estate broker, and a North Carolina real estate broker. He previously served as chairman of the advisory board and as a member of the marketing committee for Commercial Bank of the South. Mr. Taylor is a former member and chairman of the Richland Memorial Hospital Board of Trustees, former member of the board of directors of Hospital Services, Inc., former chairman of the Richland County Zoning Commission, and former secretary of the Richland County Planning Commission. He is a former chairman of the Richland Regional Medical Center Foundation and a former member of the Palmetto Place Board of Trustees and the board of the Richland Memorial Hospital Center for Cancer Research. He is also owner and investor in a number of real estate investment partnerships. We believe Mr. Taylor's real estate background provides the board with critical insight and well qualifies him to serve on the board.

Harry Michael White, 61, Class II director since 2006, currently serves as President of the Norlan Group, PA. From 1996 to 2007, Mr. White served as controller of Eddins Electric Company, Inc., and became Vice President and Chief Financial Officer of Eddins Electric Company, Inc. in December 2008. Prior to that Mr. White served on the staff and later as a partner with McGregor and Company, LLC from 1976 to 1996. Mr. White is a member of the South Carolina Association of Certified Public Accountants and the American Institute of Certified Public

Accountants. He received a Masters of Accountancy from the University of South Carolina in 1976. Mr. White is a member of the Cayce West Columbia Rotary Club. We believe Mr. White's professional experience brings essential financial expertise to the board and well qualifies him to serve on the board.

Family and Business Relationships. No director has a family relationship with any other director or executive officer of the Company.

PROPOSAL NO. 2
THE COMMON STOCK AMENDMENT

Background

Negative developments that began in the latter half of 2007 and have continued in 2011, in the global credit and securitization markets have resulted in unprecedented volatility and disruption in the financial markets and a general economic downturn. Global securities markets, and bank holding companies and their stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. The Company's performance and financial condition has been negatively affected by these developments. As a result, to strengthen the Company's capital position, the Company may pursue potential capital raising alternatives, which could include the issuance of common stock. Our board of directors believes that it is advisable to have a greater number of authorized shares of common stock available for issuance to facilitate the raising of additional capital in connection with public or private financing opportunities to maintain a "well-capitalized" designation.

As of the date of this proxy statement, the Company does not have any arrangements, agreements or commitments to sell any common stock. If the Company decides to offer any securities in a transaction that is not registered under the Securities Act of 1933 (the "Securities Act"), such securities could not be offered or sold in the United States absent registration or an applicable exemption from registration. Absent an exemption from registration, the offer and sale of any such securities would be subject to the Company's filing with the SEC a registration statement in compliance with the Securities Act, and the SEC declaring such registration statement effective. This disclosure is not intended to, and does not, constitute an offer of any securities for sale.

We may also in the future, from time to time, consider acquisitions and mergers as opportunities arise, stock splits or stock options, and other public or private financings, any or all of which may involve the issuance of additional shares of common stock or securities convertible into shares of common stock. The board of directors believes that having the authority to issue additional shares of common stock will avoid the possible delay and significant expense of calling and holding additional meetings of shareholders to increase the authorized shares at a later date and will enhance its ability to respond promptly to opportunities for increasing our capital levels.

Principal Effects on Outstanding Common Stock

If the Common Stock Amendment is approved, the additional authorized shares of common stock may be issued for such consideration, cash or otherwise, at such times and in such amounts as the board of directors may determine without further shareholder approval, except to the extent that shareholder approval is required by applicable laws, rules or regulations. The authorization of additional shares of common stock will not, by itself, have any effect on the rights of present shareholders. The additional 10,000,000 shares to be authorized will be a part of the existing class of common stock and, if and when issued, would have the same rights and privileges as the shares of common stock presently issued and outstanding.

Current Capitalization of the Company

General

The authorized capital stock of the Company consists of 10,000,000 shares of common stock and 10,000,000 shares of preferred stock. The following summary describes the material terms of the Company's capital stock.

Common Stock

Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of the Company, holders of common stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by the Company when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any classes or series of preferred stock that the Company may issue in the future.

Preferred Stock

The Company's Articles of Incorporation provide that the board of directors is authorized, without further action by the holders of the common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Issuances of preferred stock, while providing the Company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and such issuances could have the effect of decreasing the market price of the common stock.

Currently, we have 3,449 shares of preferred stock outstanding. On January 9, 2009, the Company issued (i) 3,285 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") and (ii) a warrant to purchase 164 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock"), to the U.S. Treasury (the "Treasury") for an aggregate purchase price of $3,285,000 in cash pursuant to the Treasury's Troubled Asset Relief Program ("TARP") Capital Purchase Program ("CPP"). The warrant was immediately exercised. The Series A Preferred Stock and the Series B Preferred Stock are non-voting, other than having class voting rights on certain matters, and pay cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% thereafter.

Anti-takeover Effects

Our articles of incorporation and bylaws contain provisions that could make an acquisition of Congaree Bancshares, Inc. by means of a tender offer, proxy contest, or otherwise more difficult. Certain provisions will also render the removal of the incumbent Board of Directors or management more difficult. These provisions may have the effect of deterring or defeating a future takeover attempt that is not approved by the Company's Board of Directors, but which the shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so.

Number of Directors. Our bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members. Currently, we have 12 directors.

Classified Board of Directors. Our articles and bylaws divide the Board of Directors into three classes of directors serving staggered three-year terms. As a result, aproximately one-third of the Board of Directors will be elected at each annual meeting of shareholders. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Removal of Directors. Our directors are elected to three year terms by a plurality vote of our shareholders. Our bylaws provide that our shareholders may remove a director with or without cause by a majority vote of those entitled to vote in an election of directors. Our bylaws provide that all vacancies on our Board may be filled by a majority of the remaining directors for the unexpired term.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to our secretary no later than 90 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to our secretary no later than 90 days prior to the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

Nomination Requirements. Pursuant to our bylaws, we have established nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

Authority of the Board of Directors to Issue Common Stock

If the Common Stock Amendment is approved by the affirmative vote of two-thirds of the votes entitled to be cast at the Annual Meeting, the Common Stock Amendment will become effective when Articles of Amendment are filed by the Company with the Secretary of State of South Carolina. Approval of the Common Stock Amendment by the shareholders will not require that the Articles of Amendment be filed, and our Board of Directors may decide to delay the filing of the Common Stock Amendment or abandon and not file it after shareholder approval.

The Board of Directors has expressly conditioned its submission of the Amendments to a vote by the Company's shareholders on the Board of Directors' right to delay the filing of either Amendment or to abandon and not file either Amendment after shareholder approval. The Board of Directors would make any such decision to delay or abandon the filing of either Amendment in the exercise of its fiduciary duties and based on the facts and circumstances known to the Board of Directors at the time of its decision(s).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO OUR ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 10,000,000 SHARES TO 20,000,000 SHARES.

PROPOSAL NO. 3
NON-BINDING VOTE WITH RESPECT TO EXECUTIVE COMPENSATION

On February 13, 2009, the United States Congress passed the American Recovery and Reinvestment Act of 2009 (the "ARRA"). The ARRA requires, among other things, all participants in the Treasury's CPP, such as the Company, to permit a non-binding shareholder vote to approve the compensation of the Company's executives. Accordingly, we are asking you to approve the compensation of the Company's named executive officers as described under *Compensation of Directors and Executive Officers* and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement.

The Company seeks to align the interests of our named executive officers with the interests of our shareholders. Therefore, our compensation policies and procedures are designed to retain and reward our named executive officers for the achievement of strategic and operational goals and the achievement of increased shareholder value, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. We believe that our compensation policies and procedures are competitive and focused on performance and are strongly aligned with the long-term interest of our shareholders. The proposal described below, commonly known as a "Say-on-Pay" proposal, gives you as a shareholder the opportunity to express your views regarding the compensation of the named executive officers by voting to approve or not approve such compensation as described in this proxy statement.

Under the ARRA, your vote is advisory and will not be binding upon the Company, the board of directors, or the compensation committee. However, the Company, the board, and the compensation committee will take into account the outcome of the vote when considering future executive compensation arrangements. The vote on this proposal is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

The board asks our shareholders to vote in favor of the following resolution at the Annual Meeting:

"Resolved, that the compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the 2012 annual meeting of shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Summary Compensation Table and any related material disclosed in the proxy statement, is hereby approved."

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> THIS PROPOSAL.

PROPOSAL 4
RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT AUDITOR

Our audit committee has appointed the firm of Elliott Davis, LLC, an independent registered public accounting firm, to serve as our auditor for the fiscal year ending December 31, 2012. Although shareholder ratification of the appointment of our independent auditor is not required by our bylaws or otherwise, we are submitting the selection of Elliott Davis to our shareholders for ratification to permit shareholders to participate in this important corporate decision. If not ratified, the audit committee will reconsider the selection, although the audit committee will not be required to select a different independent auditor.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> RATIFICATION OF THE APPOINTMENT OF ELLIOTT DAVIS, LLC AS OUR INDEPENDENT AUDITOR.

PROPOSAL NO. 5:
APPROVAL OF POTENTIAL ADJOURNMENT OR POSTPONEMENT OF THE MEETING

A proposal may be submitted to shareholders at the Annual Meeting to authorize the chairperson of the meeting to adjourn or postpone the meeting, if necessary, in order to solicit additional proxies in the event that there are not sufficient affirmative votes present at the meeting to adopt the Common Stock Amendment. Any adjournment or postponement of the meeting may be made without notice, other than by an announcement made at the meeting. Any adjournment or postponement of the meeting for the purpose of soliciting additional proxies will allow shareholders who have already sent in their proxies to revoke them at any time prior to their use.

If a quorum is present, this proposal will be approved if the number of shares of common stock voted in favor of this proposal exceeds the number of shares voted against this proposal.

The Board recommends that you vote "FOR" the approval of this proposal.

CORPORATE GOVERNANCE

Board Leadership Structure and Role in Risk Oversight

We are focused on the Company's corporate governance practices and value independent board oversight as an essential component of strong corporate performance to enhance shareholder value. Our commitment to independent oversight is demonstrated by the fact that the majority of our directors are independent.

Our board believes that it is preferable for one of our independent directors to serve as chairman of the board. The person our board elected as chairman, E. Daniel Scott, has been one of our directors since our formation in 2006 and is a long-time resident of our primary market area. We believe it is the Chief Executive Officer's responsibility to run the Company and the chairman's responsibility to run the board. As directors continue to have more oversight responsibility than ever before, we believe it is beneficial to have an independent chairman whose sole job is leading the board. In making its decision to have an independent chairman, the board considered the time that Mr. Kirby will be required to devote as Chief Executive Officer in the current economic environment. By having another director serve as chairman of the board, Mr. Kirby will be able to focus his entire energy on running the Company. This will also ensure there is no duplication of effort between the Chief Executive Officer and the chairman. We believe this structure provides strong leadership for the board, while also positioning the chief executive officer as the leader of the Company in the eyes of our customers, employees, and other stakeholders.

Risk oversight is the responsibility for the board of directors collectively and individually. The board fulfills this responsibility through a combination of oversight with respect to direct board reports from management and the delegation of specific risk monitoring to its committees, which in turn provide reports to the full board at each regular meeting. Notwithstanding the foregoing, the board believes that its role is one of oversight, recognizing that management is responsible for executing the Company's risk management policies.

At each regular meeting, the board's standing agenda requires reports from each of the credit officers and the Chief Financial Officer, who collectively are responsible for all risk areas. Their agenda items are designed to elicit information with respect to each of these areas. We do not concentrate the delegation of the board's responsibility for risk oversight in a single committee. Instead, each of its committees concentrates on specific risks for which they have an expertise, and each committee is required to regularly report to the board of directors on its findings. In general, the audit committee is primarily responsible for financial reporting, legal and regulatory types of risk, whereas the risk committee is primarily responsible for credit, market and liquidity type risks. Compensation-related risks, including certain TARP compliance matters, are delegated to the compensation committee. We believe this division of responsibility is the most effective approach for addressing the risks facing our Company and that our board leadership structure supports this approach.

We recognize that different board leadership structures may be appropriate for companies in different situations. We will continue to reexamine our corporate governance policies and leadership structures on an ongoing basis to ensure that they continue to meet the Company's needs.

Director Independence

The board of directors determines the independence of each director in accordance with guidelines it has adopted, which include all elements of independence set forth in the NASDAQ Stock Market listing standards. The board of directors determined that each of the following non-employee directors is independent and has no material relationship with the Company, except as a director and shareholder of the Company: Samuel M. Corley, Thomas Hal Derrick, J. Kevin Reeley, E. Daniel Scott, J. Larry Stroud, Harry Michael White and John D. Thompson. Based on such standards, Charles A. Kirby, our President/Chief Executive Officer, Charlie T. Lovering, our Chief Financial Officer, Steven P. Nivens, our Senior Vice President and Chief Business Development Officer, are not independent. In addition, based on such standards, due to the transactions discussed in this proxy statement under "Certain Relationships and Related Transactions," the board of directors has determined that Mr. Donald E. Taylor and Mr. Nitin C. Shah are not independent.

Meetings and Committees of the Board of Directors

During the year ended December 31, 2011, the board of directors of the Company and the Bank held 12 meetings. All of the directors of the Company and the Bank attended at least 75% of the aggregate of such board meetings and the meetings of each committee on which they served. The board has not implemented a formal policy regarding director attendance at annual shareholders' meetings, although each director is expected to attend all annual shareholders' meetings absent unusual or extenuating circumstances. All of our directors except one attended the 2011 annual meeting.

Committee Information

Audit Committee

Our audit committee has three members: John D. Thompson, Harry Michael White, and Thomas Hal Derrick (chair). We have two audit committee members, Mr. Derrick and Mr. White, that qualify as an "audit committee financial expert" as defined in under the rules of the SEC. Each of our members has made valuable contributions to the Company and its shareholders as members of the audit committee. The board of directors has determined that each member is qualified to monitor the performance of management, the public disclosures by the Company of its financial condition and performance, our internal accounting operations, and our independent auditors. Each of these members is considered "independent" under the listing standards of the NASDAQ Stock Market. The audit committee met three times in 2011.

The audit committee functions are set forth in its charter, which was adopted on October 11, 2005. A copy of the audit charter is attached as Appendix A to our proxy statement for our 2011 annual shareholders' meeting, which was filed with the SEC on April 19, 2011. The audit committee has the responsibility of monitoring the internal controls over financial reporting and financial statements, the independent auditor's qualifications and independence, the performance of our internal audit function and our independent auditor's, and compliance with legal and regulatory requirements. The committee has the sole authority to appoint or replace the independent auditor, reviews and approves all auditing services, and reviews with the independent auditors the results of the audit and management's responses. The audit committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The audit committee reports its findings to the board of directors.

Compensation Committee

Our Bank has a compensation committee with five members: J. Kevin Reeley, John D. Thompson, Nitin C. Shah, Sam Corley and Dr. Larry J. Stroud. The committee has the responsibility of approving the compensation plan for the entire Bank and specific compensation for all executive officers. It also reviews all benefit plans. The compensation committee fixed and approved the 2011 compensation paid to our Chief Executive Officer and, with input from our Chief Executive Officer, Mr. Kirby, fixed and approved the compensation paid to the other executive officers during 2011. The primary components of 2011 compensation for the executive officers only included base salary and options granted at the time the Bank was formed. The base salary parameters were established through comparisons with organizations of similar size and complexity to the Bank. Compensation levels were set with the objective of establishing executive officer base salaries that, when considered as a part of total compensation, were adequate and competitive with our peer group, based on asset size. The compensation committee did not engage any compensation consultants to review our compensation practices or assist in the determination or recommendation of the amount or form of executive and director compensation. Once the committee approves a compensation plan, the plan is submitted to our board of directors for review and approval. Given that we are a small financial institution and each of our employees is also an employee of the Bank, we do not believe a separate compensation committee for the Company is necessary. The Bank's compensation committee met two times in 2011 and does not have a charter.

The compensation committee must also meet at least semiannually to discuss and evaluate employee compensation plans in light of an assessment of any risk posed to the Company from such plans. The compensation committee must also certify that it has reviewed the senior executive officers' compensation arrangements to ensure that there are no incentives to take unnecessary or excessive risks that threaten the value of the Company.

Other Committees

We do not have a separate nominating committee. Instead, each member of our board of directors is involved in the consideration of director nominees. Because we are a small financial institution with a relatively small board of directors, we do not believe a separate nominating committee is necessary.

Any shareholder may recommend the nomination of any person to serve on the board of directors. Our bylaws require a shareholder to submit the name of the person to our secretary in writing no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, no more than seven days after notice of the special meeting is given to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of common stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

The board has not established any specific, minimum qualifications that must be met for a person to be nominated to serve as a director nor has it identified any specific qualities or skills that it believes are necessary to be nominated as a director. In evaluating all potential candidates, the board uses a variety of criteria to evaluate the qualifications and skills necessary in the context of the current needs of the board. Under these criteria, members of the board of directors should have high professional and personal ethics and values, consistent with our longstanding values and standards. They should contribute to the diversity of the board and have broad experience at the policy-making level in business, government, education, technology or public interest. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interest of our shareholders.

The board of directors uses a variety of methods for identifying and evaluating nominees for director. They regularly assess the appropriate size of the board of directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the board of directors considers various potential candidates for director. Candidates may come to their attention through current members of the board of directors, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the board of directors and may be considered at any point during the year. The board of directors considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the board of directors uses the qualifications and standards discussed above and seeks to achieve a balance of knowledge, experience and capability on the board of directors. The Company does not pay a third party to assist in identifying and evaluating candidates.

The board has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the board considers and discusses diversity, among other factors, with a view toward the needs of the board of directors as a whole. The board generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities or attributes that contribute to board heterogeneity, when identifying and recommending director nominees. The board believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the goal of creating a board of directors that best serves the needs of the Company and the interest of its shareholders.

Shareholder Communications

Our board of directors has implemented a process for shareholders of the Company to send communications to the board of directors. Any shareholder desiring to communicate with the board of directors, or with specific individual directors, may so do by writing to the Chief Executive Officer of the Company at: Congaree Bancshares, Inc., 1201 Knox Abbott Drive, Cayce, South Carolina 29033, Attention: Chief Executive Officer. The Chief Executive Officer has been instructed by the board of directors to promptly forward all such communications to the addressees indicated thereon.

Audit Committee Matters

Report of the Audit Committee of the Board of Directors

The report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the information contained in the report by reference, and shall not be deemed filed under such acts.

The audit committee reviewed and discussed with management the audited financial statements. The audit committee discussed with the independent auditors the matters required to be discussed by Section AU 380 of the Auditing Standards of the Public Company Accounting Oversight Board ("PCAOB"), as amended. The audit committee received from the independent auditors the written disclosures and letters required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence and has discussed with the independent auditors the independent auditor's independence from the Company and its management. In reliance on the reviews and discussions referred to above, the audit committee recommended to our board of directors that the audited financial statements be included in our Annual Report on SEC Form 10-K for the fiscal year ended December 31, 2011 for filing with the SEC.

The report of the audit committee is included herein at the direction of its members, Mr. John D. Thompson, Mr. Harry Michael White, and Mr. Thomas Hal Derrick.

Independent Certified Public Accountants

Elliott Davis, LLC was our auditor during the fiscal years ended December 31, 2011 and 2010. A representative of Elliott Davis, LLC will be present at the annual meeting and will be available to respond to appropriate questions and will have the opportunity to make a statement if he or she desires to do so. The following table shows the fees that we paid for services performed in the fiscal year ended December 31, 2011 and 2010:

	Year Ended December 31, 2011	Year Ended December 31, 2010
Audit Fees	$ 64,000	$ 63,000
Audit-Related Fees		-
Tax Fees	6,420	5,250
All Other Fees	2,000	-
Total	$ 72,420	$ 68,250

Audit Fees. This category includes the aggregate fees billed for professional services rendered by the independent auditors during the Company's 2011 and 2010 fiscal years for the audit of the Company's annual financial statements and review of financial statements included in the Company's quarterly reports on Form 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Tax Fees. This category includes the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

Oversight of Accountants; Approval of Accounting Fees.

Under the provisions of its charter, the audit committee is responsible for the retention, compensation, and oversight of the work of the independent auditors. The charter provides that the audit committee must pre-approve the fees paid for the audit. The policy specifically prohibits certain non-audit services that are prohibited by securities laws from being provided by an independent auditor. All of the accounting services and fees reflected in the table above were reviewed and approved by the audit committee, and none of the services were performed by individuals who were not employees of the independent auditor.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary of Cash and Certain Other Compensation

The following table shows the compensation we paid for the years ended December 31, 2011, 2010 and 2009 to our principal executive officer and our other executive officers that earned in excess of $100,000 during such periods.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	All Other Compensation	Total
Charles A. Kirby*	2011	$150,000	$—	$ —	$8,332	$158,332
President and Chief Executive Officer of the Company and the Bank	2010	$ 86,538	$—	$ —	$4,550	$91,088
Charlie T. Lovering, Jr.*	2011	$125,000	$—	$ —	$10,444	$135,444
Executive Vice President and Chief Financial Officer of the Company and the Bank	2010	$125,000	$—	$ 7,344	$11,607	$143,951
	2009	$125,000	$—	$94,181	$11,607	$230,788
Stephen P. Nivens	2011	$110,000	$—	$ —	$10,629	$120,629
Senior Vice President and Chief Business Development Officer of the Company and the Bank	2010	$110,000	$—	$ 10,282	$12,449	$132,731
	2009	$110,000	$—	$161,094	$12,449	$283,543

(*) Effective June 1, 2010, Mr. Kirby was appointed as the President and Chief Executive Officer of the Company and the bank, and Mr. Lovering, who served as the Chief Executive Officer of the Company and the bank from January 21, 2009 until May 31, 2010, accepted a transfer of duties from his position as President and Chief Executive Officer of the Company and the bank to Executive Vice President and Chief Financial Officer of the Company and the bank.

(1) These amounts represent the grant date fair value of the stock options awarded during the period. See the discussion of assumptions used in the valuation of option awards in Note 9, "Warrants and Stock Options and Grant Plans" in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

Employment Agreements

In October 2010, we entered into an employment agreement with Charles A. Kirby to serve as executive President and Chief Executive Officer of the Company and the Bank. The agreement is for a term of three years and, beginning upon third anniversary of the agreement's effective date, will automatically extend for additional one year terms unless the Company delivers a notice of termination to Mr. Kirby at least six months prior to the end of the current term. Mr. Kirby is entitled to a base salary of $150,000, which may be increased annually by the board of directors. In addition, Mr. Kirby is entitled to:

- up to 50% of the previous years salary and compensation if the Bank achieves certain performance levels established by the board of directors from time to time;
- participate in our retirement, welfare, and other benefit programs;
- $1,000,000 life insurance policy payable to the Company;
- car allowance of $500 per month and reimbursement for expenses related to routine car maintenance not to exceed $150 per month;
- reimbursement for dues pertaining to an area country club; and

- reimbursement for travel and business expenses.

Pursuant to the terms of the employment agreement, Mr. Kirby is prohibited from disclosing our trade secrets or confidential information. If we terminate his employment without cause prior to a change in control, he will be entitled to severance equal to 12 months of his then base salary. If Mr. Kirby terminates his employment for a good reason within a 90-day period beginning on the 30th day following a change in control or within a 90-day period beginning on the one year anniversary of the change in control, he will be entitled to severance equal to 18 months of his then base salary. Finally, during employment and for a period of 12 months thereafter, Mr. Kirby may not, subject to limited exceptions, (a) compete with us by forming, serving as an organizer, director, or officer of, or acquiring or maintaining an ownership interest in, a depository financial institution or holding company of a depository financial institution, if the depository institution or holding company has one or more offices or branches within our territory, (b) solicit our customers for a competing business, or (c) solicit our employees for a competing business.

In September 2006, we entered into an employment agreement with Charlie T. Lovering, Jr. to serve as executive vice president and chief financial officer of the Company and the Bank. The agreement is for a term of three years and will automatically extend for additional one year terms unless the Company delivers a notice of termination to Mr. Lovering at least six months prior to the end of the current term. Mr. Lovering is entitled to a base salary of $105,000, which may be increased annually by the board of directors and is currently $125,000. In addition, Mr. Lovering is entitled to:

- up to 50% of the previous years salary and compensation if the Bank achieves certain performance levels established by the board of directors from time to time;
- options to purchase 44,110 shares of common stock for $10.00 per share (which were fully vested as of October 16, 2011);
- participate in our retirement, welfare, and other benefit programs;
- $500,000 life insurance policy payable to the executive's spouse and heirs; and
- reasonable car allowance not to exceed $700 per month.

Pursuant to the terms of the employment agreement, Mr. Lovering is prohibited from disclosing our trade secrets or confidential information. If we terminate his employment without cause, or if Mr. Lovering terminates his employment for a good reason within a 90-day period beginning on the 30th day following a change in control or within a 90-day period beginning on the one year anniversary of the change in control, he will be entitled to severance equal to 18 months of his then base salary. Finally, during employment and for a period of 12 months thereafter, Mr. Lovering may not, subject to limited exceptions, (a) compete with us by forming, serving as an organizer, director, or officer of, or acquiring or maintaining an ownership interest in, a depository financial institution or holding company of a depository financial institution, if the depository institution or holding company has one or more offices or branches within our territory, (b) solicit our customers for a competing business, or (c) solicit our employees for a competing business.

In February 2006, we entered into a three year employment contract with Stephen P. Nivens to serve as a senior vice president and the chief business development officer of the Company and the Bank. The agreement, which was renewed in February 2009, for an additional one year term, will automatically extend for additional one year terms unless the Company delivers a notice of termination to Mr. Nivens at least six months prior to the end of the current term. Under the agreement, Mr. Nivens is entitled to a base salary of $106,000 per year, which may be increased annually by the board of directors and is currently $110,000. In addition, Mr. Nivens is entitled to:

- up to 8% of the net pretax consolidated income of the Company each year if the bank achieves certain performance levels established by the board of directors from time to time;
- options to purchase 71,755 shares of common stock for $10.00 per share (which were fully vested as of October 16, 2011);
- participate in our retirement, welfare, and other benefit programs;
- $500,000 life insurance policy payable to the executive's spouse and heirs;

- reasonable car allowance not to exceed $700 per month;
- payment of initiation fees and reimbursement for club dues; and
- reimbursement for travel and business expenses.

Pursuant to the terms of the employment agreement, Mr. Nivens is prohibited from disclosing our trade secrets or confidential information. If we terminate his employment without cause, he will be entitled to severance equal to 24 months of his then base salary. In addition, following a change in control, if Mr. Nivens terminates his employment for a good reason within a 90-day period beginning on the 30th day following a change in control or within a 90-day period beginning on the one year anniversary of the change in control, he will be entitled to severance equal to 36 months of his then base salary. Finally, during employment and for a period of 12 months thereafter, Mr. Nivens may not, subject to limited exceptions, (a) compete with us by forming, serving as an organizer, director, or officer of, or acquiring or maintaining an ownership interest in, a depository financial institution or holding company of a depository financial institution, if the depository institution or holding company has one or more offices or branches within our territory, (b) solicit our customers for a competing business, or (c) solicit our employees for a competing business.

Amendments to Employment Agreements

We participated in the Treasury's CPP in the first quarter of 2009 and sold preferred stock and issued a warrant to purchase preferred stock to the Treasury. As required by the terms of the CPP, our named executive officers have each entered into agreements with the Company that amended the executive compensation programs that such officers participate in. The specific amendments included (1) adding a recovery or "clawback" provision to the Company's incentive compensation programs requiring that the named executive officers return any bonus or incentive compensation award based upon materially inaccurate financial statements or performance metrics (2) amending the Company's agreements with the named executive officers so that any future severance payments under such agreements will be limited so that no "golden parachute payments" will be made, and (3) amending each of the Company's compensation, bonus, incentive and other benefits plans, arrangements, and agreements, including the named executive officer's employments agreements to the extent necessary to give effect to the provisions in (1) and (2) above. In addition, as our most highly compensated employee, Mr. Kirby will be ineligible for any bonus or incentive awards, other than restricted stock, as long as the preferred stock issued under the CPP is held by the Treasury.

In addition, in October 2010, we entered into amendments to the employment agreements of Mr. Lovering and Mr. Nivens to (1) revise the cash bonus provision of Mr. Nivens' agreement to comply with the regulatory guidance of the South Carolina Board of Financial Institutions regarding incentive compensation and (2) update an outdated provision of Mr. Nivens' and Mr. Lovering's agreements to ensure documentary compliance with the final Treasury regulations under Section 409A of the Internal Revenue Code and IRS Notice 2010-6 issued pursuant thereto.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning equity awards that are outstanding to our named executive officers at December 31, 2011.

	Option Awards			
	Number of Securities Underlying Unexercised Options [(1)]		Option Exercise Price	Option Expiration Date
	Exercisable	Unexercisable	(per share)	
Charlie T. Lovering	28,671	0	$10.00	10/16/2016
Stephen P. Nivens	40,141	0	$10.00	10/16/2016
Charles A. Kirby	0	0	-	-

(1) The options vest over a five year period beginning October 16, 2007, and they will be exercisable in whole or in part during the 10 year period ending October 16, 2016.

Director Compensation

The table below provides information on 2011 compensation for nonemployee directors. In 2011, we did not pay our nonemployee directors any fees for board meeting or committee meeting attendance. The Company offers reimbursement to directors for expenses incurred in their board service, including the cost of attending board and committee meetings. The Company also has a policy by which no employee directors receive compensation for their board service.

Name	Option Awards ($)[(1)]	All Other Compensation ($)	Total ($)
Samuel M. Corley	-	-	-
Thomas Hal Derrick	-	$953[(2)]	$953
J. Kevin Reeley	-	-	-
E. Daniel Scott	-	-	-
Nitin C. Shah	-	-	-
Dr. J. Larry Stroud	-	-	-
Donald E. Taylor	-	-	-
John D. Thompson	-	-	-
Harry Michael White	-	-	-

(1) Each director identified in the table above holds warrants to acquire 10,000 shares of our common stock. The warrants vest over a three year period beginning October 16, 2007, and they will be exercisable in whole or in part during the 10 year period ending October 16, 2016.

(2) Reimbursement for travel expenses to attend board meetings.

Security Ownership of Certain Beneficial Owners and Management

General

The following table shows how much common stock in the Company is owned by the directors, the named executive officers, owners of more than 5% of the outstanding common stock, and all directors and executive officers as a group as of March 31, 2012. Unless otherwise indicated, the mailing address for each beneficial owner is care of Congaree Bancshares, Inc., 1201 Knox Abbott Drive, Cayce, South Carolina 29033.

Name	Number of Shares Owned(1)	Right to Acquire(2)	Percentage of Beneficial Ownership(3)
Samuel M. Corley	28,000	0	1.59%
Thomas Hal Derrick	12,500	10,000	1.28%
Charlie T. Lovering, Jr.	11,200	28,671	2.26%
Stephen P. Nivens	26,350	50,141	4.34%
J. Kevin Reeley	11,000	0	*
E. Daniel Scott	14,200	10,000	1.37%
Nitin C. Shah	21,000	10,000	1.76%
Dr. J. Larry Stroud	12,500	10,000	1.28%
Donald E. Taylor	22,475	10,000	1.84%
John D. Thompson	71,406	10,000	4.61%
Harry Michael White	15,200	10,000	1.40%
Charles A. Kirby	1,300	0	*
All directors and executive officers as a group (12 persons)	247,131	148,812	22.40%

*Indicates less than 1%

(1) Includes shares for which the named person has sole voting and investment power, has shared voting and investment power, or holds in an IRA or other retirement plan program, and shares held by spouses and family members unless otherwise indicated in these footnotes.

(2) Represents shares that may be acquired within the next 60 days of March 31, 2012 by exercising vested stock options or warrants but does not include any unvested stock options or warrants.

(3) For each individual, this percentage is determined by assuming the named person exercises all options and warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options or warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 1,764,439 shares of common stock outstanding on March 31, 2012.

Certain Relationships and Related Transactions

We enter into banking and other transactions in the ordinary course of business with our directors and officers and their affiliates, including members of their families or corporations, partnerships, or other organizations in which such officers or directors have a controlling interest, on substantially the same terms, including price, or interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. These transactions are also restricted by our regulatory agencies, including the Board of Governors of the Federal Reserve System. These transactions are not expected to involve more than the normal risk of collectability or present other unfavorable features. Loans to individual directors and officers must also comply with the Bank's lending policies, regulatory restrictions, and statutory lending limits, and directors with a personal interest in any loan application will be excluded from the consideration of such loan application. We intend for all of our transactions with directors, officers or other affiliates to be on terms no less favorable than could be obtained from an unaffiliated third party and to be approved by a majority of our disinterested directors. The aggregate dollar amount of loans outstanding to persons affiliated with the Bank was approximately $4.8 million at March 31, 2012.

We intend to maintain at all times at least two independent and disinterested directors and to require that any affiliated transactions be approved by a majority of our independent and disinterested directors; however, from time to time there may be affiliated transactions in which there are no independent and disinterested directors. We intend for the terms of all affiliated transactions to be as favorable to the Company or its affiliates as those generally available from unaffiliated third parties.

On December 30, 2008, we sold our property at 1201 12th Street, Cayce, South Carolina to 12 Street LLC for $500,000. Two of our directors, Donald E. Taylor and Nitin C. Shah, have a 15% and 10% ownership interest in 12 Street LLC, respectively. This property was comprised of five tenant office rental spaces of approximately 5,764 square feet. The bank subsequently entered into a 15 year lease agreement with the option to extend the lease for two consecutive renewal terms of five years each. The bank subleases 4,764 square feet to other tenants. On May 27, 2010, we sold our remaining property located at 1201 – 1219 Knox Abbott Drive, Cayce, South Carolina to Knox Abbott & 12th LLC for $2,320,000. Two of our directors, Donald E. Taylor and Nitin C. Shah, each have a 6.67% ownership interest in the Knox Abbott & 12th LLC. The Company is of the opinion that the price received for the sale of the property and the payments under the lease represent market costs that could have been obtained in similar "arms lengths" transactions. We paid $282,475 in rental payments to Knox Abbott & 12 Street LLC during 2011 for these properties.

As a result of the transactions described above, the board of directors determined that Mr. Donald E. Taylor and Mr. Nitin C. Shah were not independent in accordance with the independence standards set forth in the NASDAQ Stock Market listing rules.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers and 10% shareholders to file reports of holdings and transactions in our stock with the SEC. Based on a review of Section 16(a) reports and written representations from our directors and executive officers, we believe that all of our directors, executive officers and 10% shareholders have made all filings required under Section 16(a) in a timely manner.

Code of Ethics

We expect all of our employees to conduct themselves honestly and ethically, particularly in handling actual and apparent conflicts of interest and providing full, accurate, and timely disclosure to the public.

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is available without charge upon written request. Any such request should be addressed to our main office at 1201 Knox Abbott Drive, Cayce, South Carolina 29033, Attention: Chief Executive Officer.

Shareholder Proposals for the 2013 Annual Meeting of Shareholders

If shareholders wish a proposal to be included in our proxy statement and form of proxy relating to the 2013 annual meeting, they must deliver a written copy of their proposal to our principal executive office no later than January 20, 2013. To ensure prompt receipt by the Company, the proposal should be sent certified mail, return receipt requested. Proposals must comply with our bylaws relating to shareholder proposals in order to be included in our proxy materials.

It is our policy that any shareholder proposal to be made at an annual meeting, but which is not requested to be included in our proxy materials, must be delivered to the secretary of the Company between 30 and 60 days prior to the annual meeting; provided, however, that if less than 31 days' notice of the meeting is given to shareholders, the notice must be delivered within 10 days following the day on which notice of the meeting was mailed to shareholders.

April 18, 2012

PROXY SOLICITED FOR THE ANNUAL MEETING OF SHAREHOLDERS OF CONGAREE BANCSHARES, INC. TO BE HELD ON MAY 24, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby constitutes and appoints Charles A. Kirby and E. Daniel Scott, and each of them, his or her true and lawful agents and proxies with full power of substitution in each, to represent and vote, as indicated below, all of the shares of common stock of Congaree Bancshares, Inc. that the undersigned would be entitled to vote at the Annual Meeting of Shareholders to be held at The Clarion Inn (Airport), 500 Chris Drive, West Columbia, South Carolina 29169, on May 24, 2012 at 2:00 p.m. local time, and at any adjournment, upon the matters described in the accompanying Notice of Annual Meeting of Shareholders, receipt of which is acknowledged. These proxies are directed to vote on the matters described in the Notice of Annual Meeting of Shareholders and proxy statement as follows:

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted "for" Proposal No. 1 to elect the four identified nominees to serve on the Board of Directors; "for" Proposal No. 2 to approve the amendment to the Articles of Incorporation to increase the number of authorized shares of common stock; "for" Proposal No. 3 to approve the compensation of our named executive officers as disclosed in the proxy statement (this is a non-binding, advisory vote); "for" Proposal No. 4 to ratify the appointment of Elliott Davis, LLC; and "for" Proposal No. 5 to grant the chairperson of the meeting the authority to adjourn or postpone the meeting, if necessary, to solicit additional proxies to approve the amendment to the Articles of Incorporation to increase the number of authorized shares of common stock.

1. PROPOSAL to elect the identified nominees as directors:

Class III
Samuel M. Corley
Charles A. Kirby
Nitin C. Shah
John D. Thompson

☐ FOR all nominees ☐ WITHHOLD AUTHORITY to vote for all nominees ☐ FOR all nominees except as written below

(INSTRUCTION: To withhold authority to vote for any individual nominee(s), write that nominee's name(s) in the space provided below).

____

2. PROPOSAL to amend the articles of incorporation to increase the authorized shares of common stock from 10,000,000 to 20,000,000 shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. PROPOSAL to approve the compensation of our named executive officers as disclosed in the proxy statement (this is a non-binding, advisory vote).

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. PROPOSAL to ratify the appointment of Elliott Davis, LLC as our independent auditor for the fiscal year ending December 31, 2012.

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. PROPOSAL to grant the chairperson of the meeting the authority to adjourn or postpone the meeting, if necessary, in order to solicit additional proxies in the event that there are not sufficient affirmative votes present at the meeting to adopt the Common Stock Amendment.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Dated:______________________________, 2012

____

Signature of Shareholder(s)

____

Please print name clearly

Dated: ______________________________, 2012

____

Signature of Shareholder(s)

____

Please print name clearly

Please sign exactly as name or names appear on your stock certificate. Where more than one owner is shown on your stock certificate, each owner should sign. Persons signing in a fiduciary or representative capacity shall give full title. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person.

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